Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Consolidated Interim Financial Statements	3-4

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	5

Consolidated Interim Statements of Comprehensive Income	6-7

Consolidated Interim Statements of Changes in Equity	8

Consolidated Interim Statements of Cash Flows	9-10

Notes to the Consolidated Interim Financial Statements	11-170

Report on Review of Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2023 and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2023, and a summary of material accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS No.1034 Interim Financial Reporting.

Other Matters

The consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended on March 31, 2022 were reviewed by another auditor who expressed their review conclusion that nothing has come to their attention that causes them to believe the consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS No.1034 Interim Financial Reporting. These consolidated interim financial statements that another auditor had reviewed have not reflected the adjustments described in Note 2 of the accompanying consolidated interim financial statements. The accompanying comparative consolidated interim statements of comprehensive income, changes in equity, and cash flows for the three-month period ended March 31, 2022, reflected the adjustments.

The consolidated statement of financial position as of December 31, 2022, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2023. The consolidated financial statements that another auditor expressed an unqualified opinion were prepared before the adjustments described in Note 2 of Korean IFRS No.1117 Insurance Contract. The consolidated statement of financial position as of December 31, 2022, presented herein for comparative purposes, has been restated to reflect the adjustments described in Note 2.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

May 15, 2023

This report is effective as of May 15, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2023 and December 31, 2022

(in millions of Korean won)	Notes	March 31, 2023 (Unaudited)		December 31, 2022
Assets
Cash and due from financial institutions	4,6,7,31	~~W~~	28,955,066	~~W~~	32,474,750
Financial assets at fair value through profit or loss	4,6,11		70,094,713		70,092,497
Derivative financial assets	4,6,8		8,588,694		9,446,580
Loans measured at amortized cost	4,6,9,10		432,189,440		433,038,931
Financial investments	4,6,11		115,454,094		115,452,659
Investments in associates and joint ventures	12		660,802		682,670
Insurance contract assets	30		152,547		83,304
Reinsurance contract assets	30		1,511,197		1,495,966
Property and equipment			4,956,299		4,991,467
Investment property			3,289,529		3,148,340
Intangible assets			1,984,608		1,858,470
Net defined benefit assets	19		474,033		478,934
Current income tax assets			219,172		204,690
Deferred income tax assets	13,26		200,714		188,372
Assets held for sale			236,818		211,758
Other assets	4,6		22,467,911		14,815,438

Total assets		~~W~~	691,435,637	~~W~~	688,664,826

Liabilities
Financial liabilities at fair value through profit or loss	4,6,14	~~W~~	11,842,172	~~W~~	12,271,604
Derivative financial liabilities	4,6,8		8,516,367		9,509,769
Deposits	4,6,15		387,230,486		393,928,904
Borrowings	4,6,16		67,904,471		71,717,366
Debentures	4,6,17		68,546,555		68,698,203
Insurance contract liabilities	30		47,758,509		45,920,012
Reinsurance contract liabilities	30		34,209		31,728
Provisions	18		942,038		933,701
Net defined benefit liabilities	19		88,764		85,745
Current income tax liabilities			132,181		998,681
Deferred income tax liabilities	13,26		2,931,506		1,574,954
Other liabilities	4,6		39,268,223		28,849,911

Total liabilities			635,195,481		634,520,578

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			5,032,803		4,434,251
Capital surplus			16,940,689		16,940,731
Accumulated other comprehensive income	28		1,788,167		1,312,522
Retained earnings			29,813,672		28,922,272
Treasury shares			(1,107,933)		(836,188)

Equity attributable to shareholders of the Parent Company	20		54,557,956		52,864,146
Non-controlling interests			1,682,200		1,280,102

Total equity			56,240,156		54,144,248

Total liabilities and equity		~~W~~	691,435,637	~~W~~	688,664,826

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2023 and 2022

(in millions of Korean won, except per share amounts)	Notes	2023 (Unaudited)		2022 (Unaudited)
Interest income		~~W~~	6,866,583	~~W~~	4,306,312
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			6,527,556		4,112,607
Interest income from financial instruments at fair value through profit or loss			333,477		188,737
Insurance finance Interest income			5,550		4,968
Interest expense			(4,080,990)		(1,654,801)
Interest expense			(3,639,879)		(1,270,702)
Insurance finance Interest expense			(441,111)		(384,099)

Net interest income	5,21		2,785,593		2,651,511

Fee and commission income			1,334,702		1,334,929
Fee and commission expense			(420,696)		(377,673)

Net fee and commission income	5,22		914,006		957,256

Insurance income			2,662,112		2,347,579
Insurance income			2,497,526		2,281,647
Reinsurance income			164,586		65,932
Insurance expense			(2,281,465)		(1,951,703)
Insurance service expense			(2,083,964)		(1,789,772)
Reinsurance expense			(197,501)		(161,931)

Insurance service result	5,30		380,647		395,876

Net gains (losses) on financial instruments at fair value through profit or loss	5,23		773,407		(325,529)

Other insurance finance income (expenses)	30		(234,030)		274,829

Net other operating expenses	5,24		(260,124)		(416,307)

General and administrative expenses	5,19,25		(1,566,286)		(1,481,378)

Operating income before provision for credit losses	5		2,793,213		2,056,258

Provision for credit losses	5,7,9,10,18		(668,188)		(145,849)

Net operating income	5		2,125,025		1,910,409

Share of profit (loss) of associates and joint ventures	5		(2,496)		8,132
Net other non-operating income (expenses)	5		(93,665)		1,144

Net non-operating income (expenses)			(96,161)		9,276

Profit before income tax expense	5		2,028,864		1,919,685
Income tax expense	5,26		(529,650)		(448,151)

Profit for the period	5		1,499,214		1,471,534

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2023 and 2022 (cont’d)

(in millions of Korean won, except per share amounts)	Notes	2023 (Unaudited)		2022 (Unaudited)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	5,828	~~W~~	(10,685)
Share of other comprehensive loss of associates and joint ventures			(2)		—
Losses on equity securities at fair value through other comprehensive income			(110)		(217,801)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(49,975)		(814)

			(44,259)		(229,300)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			115,819		83,945
Gains (losses) on debt securities at fair value through other comprehensive income			1,525,457		(2,331,605)
Share of other comprehensive income (loss) of associates and joint ventures			(4,158)		77
Gains (losses) on cash flow hedging instruments	8		(35,465)		27,996
Losses on hedging instruments of a net investment in a foreign operation	8		(30,133)		(24,166)
Insurance finance income (expense)	30		(1,041,053)		2,686,085

			530,467		442,332

Other comprehensive income for the period, net of tax			486,208		213,032

Total comprehensive income for the period		~~W~~	1,985,422	~~W~~	1,684,566

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,497,631	~~W~~	1,460,572
Non-controlling interests			1,583		10,962

		~~W~~	1,499,214	~~W~~	1,471,534

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,972,718	~~W~~	1,665,256
Non-controlling interests			12,704		19,310

		~~W~~	1,985,422	~~W~~	1,684,566

Earnings per share	29
Basic earnings per share		~~W~~	3,754	~~W~~	3,691
Diluted earnings per share			3,669		3,609

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2023 and 2022

	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Changes in accounting policies		—		—		—		367,477		—		748,903		—		—		1,116,380
Balance as of January 1, 2022 (After the restatement)		2,090,558		2,838,221		16,940,231		1,414,751		7,671		26,421,718		(1,136,188)		833,338		49,410,300
Comprehensive income for the period
Profit for the period		—		—		—		—		—		1,460,572		—		10,962		1,471,534
Remeasurements of net defined benefit liabilities		—		—		—		(10,984)		—		—		—		299		(10,685)
Currency translation differences		—		—		—		82,551		(7,671)		—		—		9,065		83,945
Losses on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(2,548,135)		—		(255)		—		(1,016)		(2,549,406)
Share of other comprehensive income of associates and joint ventures		—		—		—		77		—		—		—		—		77
Gains on cash flow hedging instruments		—		—		—		27,996		—		—		—		—		27,996
Losses on hedging instruments of net investments in foreign operations		—		—		—		(24,166)		—		—		—		—		(24,166)
Insurance finance income		—		—		—		2,686,085		—		—		—		—		2,686,085
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(814)		—		—		—		—		(814)

Total comprehensive income for the period		—		—		—		212,610		(7,671)		1,460,317		—		19,310		1,684,566

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(853,299)		—		—		(853,299)
Issuance of hybrid securities		—		598,596		—		—		—		—		—		14,996		613,592
Dividends on hybrid securities		—		—		—		—		—		(22,533)		—		(12,950)		(35,483)
Retirement of treasury shares		—		—		—		—		—		(150,000)		150,000		—		—
Others		—		—		—		—		—		—		—		25,928		25,928

Total transactions with shareholders		—		598,596		—		—		—		(1,025,832)		150,000		27,974		(249,262)

Balance as of March 31, 2022 (Unaudited)	~~W~~	2,090,558	~~W~~	3,436,817	~~W~~	16,940,231	~~W~~	1,627,361	~~W~~	—	~~W~~	26,856,203	~~W~~	(986,188)	~~W~~	880,622	~~W~~	50,845,604

Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,312,521	~~W~~	—	~~W~~	28,922,273	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,144,248

Comprehensive income for the period
Profit for the period		—		—		—		—		—		1,497,631		—		1,583		1,499,214
Remeasurements of net defined benefit liabilities		—		—		—		5,032		—		—		—		796		5,828
Currency translation differences		—		—		—		105,479		—		—		—		10,340		115,819
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		1,525,921		—		(559)		—		(15)		1,525,347
Share of other comprehensive loss of associates and joint ventures		—		—		—		(4,160)		—		—		—		—		(4,160)
Losses on cash flow hedging instruments		—		—		—		(35,465)		—		—		—		—		(35,465)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(30,133)		—		—		—		—		(30,133)
Insurance finance income		—		—		—		(1,041,053)		—		—		—		—		(1,041,053)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(49,975)		—		—		—		—		(49,975)

Total comprehensive income for the period		—		—		—		475,646		—		1,497,072		—		12,704		1,985,422

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(564,970)		—		—		(564,970)
Issuance of hybrid securities		—		598,552		—		—		—		—		—		409,085		1,007,637
Dividends on hybrid securities		—		—		—		—		—		(40,703)		—		(17,467)		(58,170)
Acquisition of treasury shares		—		—		—		—		—		—		(271,745)		—		(271,745)
Others		—		—		(42)		—		—		—		—		(2,224)		(2,266)

Total transactions with shareholders		—		598,552		(42)		—		—		(605,673)		(271,745)		389,394		110,486

Balance as of March 31, 2023 (Unauidted)	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,940,689	~~W~~	1,788,167	~~W~~	—	~~W~~	29,813,672	~~W~~	(1,107,933)	~~W~~	1,682,200	~~W~~	56,240,156

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2023 and 2022

(in millions of Korean won)	Notes	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,499,214	~~W~~	1,471,534

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss			(615,765)		331,666
Net losses (gains) on derivative financial instruments for hedging purposes			18,329		(14,314)
Provision for credit losses			668,188		145,849
Net losses (gains) on financial investments			(18,464)		19,448
Share of loss (profit) of associates and joint ventures			2,496		(8,132)
Depreciation and amortization expense			205,533		189,749
Other net losses (gains) on property and equipment/intangible assets			63,603		(31,739)
Share-based payments			11,361		40,698
Provision for policy reserves			382		(298)
Post-employment benefits			36,787		53,826
Net interest expense (income)			(59,428)		56,603
Losses (gains) on foreign currency translation			(26,314)		197,595
Insurance finance income			(2,569,728)		(2,575,244)
Reinsurance finance expense			270,218		52,139
Other expenses			194,570		212,639

			(1,818,232)		(1,329,515)

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(834,106)		(1,471,661)
Derivative financial instruments			(23,761)		263,718
Loans measured at fair value through other comprehensive income			(116,388)		80,881
Loans measured at amortized cost			652,151		(7,797,760)
Current income tax assets			(14,482)		(84,481)
Deferred income tax assets			(11,503)		(136,800)
Other assets			(6,854,888)		(5,844,835)
Financial liabilities at fair value through profit or loss			(1,062,396)		1,557,947
Deposits			(6,775,211)		2,122,393
Current income tax liabilities			(866,500)		351,424
Deferred income tax liabilities			1,431,552		(46,107)
Other liabilities			10,039,550		5,229,937
Insurance contract assets			(69,242)		(15,763)
Reinsurance contract assets			(283,615)		(55,547)
Insurance contract liabilities			2,946,955		2,671,578
Reinsurance contract liabilities			20,595		(28,514)

			(1,821,289)		(3,203,590)

Net cash outflow from operating activities			(2,140,307)		(3,061,571)

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2023 and 2022 (cont’d)

(in millions of Korean won)	Notes	2023 (Unaudited)		2022 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(2,269)		(18,183)
Disposal of financial asset at fair value through profit or loss			3,614,766		1,964,255
Acquisition of financial asset at fair value through profit or loss			(1,869,263)		(3,049,140)
Disposal of financial investments			12,655,798		4,492,192
Acquisition of financial investments			(9,658,046)		(8,291,557)
Disposal of investments in associates and joint ventures			28,692		40,975
Acquisition of investments in associates and joint ventures			(10,961)		(59,043)
Disposal of property and equipment			1,199		618
Acquisition of property and equipment			(34,071)		(47,241)
Acquisition of investment property			(123,549)		(400)
Disposal of intangible assets			185		3,578
Acquisition of intangible assets			(178,208)		(34,977)
Net cash flows from changes in ownership of subsidiaries			(287,482)		289,452
Others			58,805		215,564

Net cash inflow (outflow) from investing activities			4,195,596		(4,493,907)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			18,952		27,803
Net increase (decrease) in borrowings			(4,072,109)		3,431,227
Increase in debentures			13,466,265		13,373,036
Decrease in debentures			(13,977,682)		(12,045,769)
Decrease in other payables to trust accounts			(103,073)		(218,147)
Issuance of hybrid securities			598,552		598,596
Dividends paid on hybrid securities			(40,703)		(22,533)
Acquisition of treasury shares			(271,745)		—
Redemption of principal elements of lease payments			(224,646)		(66,957)
Increase in non-controlling interests			391,618		2,046
Others			(299,133)		253,137

Net cash inflow (outflow) from financing activities			(4,513,704)		5,332,439

Effect of exchange rate changes on cash and cash equivalents			22,044		51,264

Net decrease in cash and cash equivalents			(2,436,371)		(2,171,775)
Cash and cash equivalents at the beginning of the period	31		26,534,798		26,033,162

Cash and cash equivalents at the end of the period	31	~~W~~	24,098,427	~~W~~	23,861,387

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd.

The Parent Company’s share capital as of March 31, 2023, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the three-month period ended March 31, 2023, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2023.

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023.

- Amendments to Korean IFRS No.1117 Insurance Contract

(Major Accounting Policy Changes)

Korean IFRS No.1117, ‘Insurance Contracts’, which replaces Korean IFRS No.1104, ‘Insurance Contracts’, is effective for fiscal years beginning on or after January 1, 2023. The main features of Korean IFRS No No.1117 are the measurement of current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and classification of insurance income and expenses and investment gains and losses. In other words, according to Korean IFRS No.1104, insurance liabilities are measured using past information (interest rates at the time of insurance sales, etc.), and when the company receives premiums, the premiums received are recognized as insurance revenue on a cash basis, and there was no obligation to separate between insurance income or expenses and investment gains or losses. On the other hand, according to Korean IFRS No.1117, insurance liabilities are measured at current value using a discount rate that reflects assumptions and risks at the present time (reporting time), and insurance revenue reflects services provided by insurance companies to policyholders for each fiscal year. Therefore, revenue is recognized on an accrual basis, and insurance income or expenses and investment gains or losses are separately presented. When an insurance company prepares financial statements by applying Korean IFRS No.1117, significant differences from the past financial statements are as follows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

(Measurement of Insurance liabilities, etc.)

Under Korean IFRS No.1117, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.

In details, the Group identifies a portfolio of insurance contracts that comprises contracts exposed to similar risks and managed together, then separates the contracts with similar profitability within the portfolio as groups of insurance contracts. The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of Korean IFRS No.1117, account of the contractual service margin will be introduced, which means unearned profit that would be recognized by providing insurance service in the future.

Meanwhile, reinsurance contracts mean insurance contracts issued by a reinsurance company to compensate claims arising from original insurance contracts issued by other insurance companies. The groups of insurance contracts also apply assumptions consistent with the groups of original insurance contracts when estimating the present value of future cash flows for the groups of insurance contracts ceded.

(Recognition and measurement of financial performance)

Under Korean IFRS No.1117, the Group recognizes insurance revenue on an accrual basis for services (insurance coverage) provided to the policyholder by each annual reporting period, excluding investment component (refunds due to termination and maturity) to be paid to the policyholder regardless of the insured event. In addition, net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income.

The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group should select accounting policy whether the insurance finance income or expenses for the periods are disaggregated to profit or loss, or other comprehensive income.

(Accounting policy for transition of insurance contracts)

Under transition requirements of Korean IFRS No.1117, the Group shall adjust the original cost-based measurement to current measurement by applying the fully retrospective approach, modified retrospective approach or fair value approach, for the group of insurance contracts issued before the transition date (the beginning of the annual reporting period immediately preceding initial application date of January 1, 2022).

In principle, the Group shall identify, recognize and measure (the fully retrospective approach) each group of insurance contracts as if Korean IFRS No.1117 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on Korean IFRS No.1113 Fair Value Measurements. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.

Under Korean IFRS No. 1117, the Group measures insurance liabilities at their present value using a discount rate that reflects assumptions and risks at current point in time (the reporting date). Generally, the general model is applied to general life insurance contracts, while the premium allocation approach is used for general non-life insurance contracts with a guaranteed period of one year or less at the initial recognition date.

Changes in major accounting policies following the application of Korean IFRS No.1117 are shown in the table below.

	Korean IFRS No.1104	Korean IFRS No.1117
Insurance liability measurement	Measured at cost using past information

Measured at current value using information at the time of reporting

Necessary to select a conversion method that adjusts the past group of insurance contracts to the current value at the date of conversion.

(Complete/modified retrospective method or fair value method applied)

Recognition of insurance revenue	Application of the cash basis in which premiums received are recognized as insurance revenue

Recognition of revenue by reflecting services provided to contractors by the Group for each fiscal year (accrual basis)

Investment elements (cancellation, maturity refund) are excluded from insurance income, and insurance income and expense and investment gains and losses (financial gains and losses, etc.) are separately presented.

Investment-type items such as cancellation and maturity refunds are also included in insurance income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

	Korean IFRS No.1104	Korean IFRS No.1117
Insurance contract loan	Recognized as a separate asset	Recognition as included in insurance liabilities

Unamortized new contract costs	Unamortized new contract costs are recorded as a separate asset Insurance liabilities are evaluated based on net insurance premiums (excluding business expenses)	Unamortized new contract costs are not separately recognized. Insurance liabilities are evaluated based on operating insurance premiums (including business expenses)

(Changes in the consolidated statement of financial position and consolidated statement of comprehensive income)

The effect of the change in accounting policy following the initial application of Korean IFRS No.1117 to the consolidated statement of financial position as of December 31, 2022 and the consolidated statement of comprehensive income for the three-month period ended March 31, 2022 is as follows.

When applying Korean IFRS No.1117, the Group’s assets, liabilities and equity as of December 31, 2022 are ~~W~~ 688,664,826 million, ~~W~~ 634,520,578 million, and ~~W~~ 54,144,248 million, respectively, and profit and total comprehensive income for the three-month period ended March 31, 2022 are ~~W~~ 1,471,534 million and ~~W~~ 1,684,566 million, respectively.

Compared to Korean IFRS No.1104, the Group’s assets and liabilities as of December 31, 2022 decreased by ~~W~~ 12,506,022 million and ~~W~~ 17,007,356 million, respectively, and its equity increased by ~~W~~ 4,501,334 million. Both profit and profit attributable to shareholders of the Parent Company increased by ~~W~~ 7,432 million, and total comprehensive income increased by ~~W~~ 1,589,907 million for the three-month period ended March 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

1) Consolidated statement of financial position as of December 31, 2022

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Assets			Assets
Cash and due from financial institutions	~~W~~	32,063,421	Cash and due from financial institutions	~~W~~	32,474,750	~~W~~	411,329
Financial assets at fair value through profit or loss		64,935,344	Financial assets at fair value through profit or loss		70,092,497		5,157,153
Derivative financial assets		9,446,134	Derivative financial assets		9,446,580		446
Loans measured at amortized cost		436,530,502	Loans measured at amortized cost		433,038,931		(3,491,571)
Financial investments		116,588,575	Financial investments		115,452,659		(1,135,916)
Investments in associates and joint ventures		682,670	Investments in associates and joint ventures		682,670		—
			Insurance contract assets		83,304		83,304
			Reinsurance contract asset		1,495,966		1,495,966
Property and equipment		4,991,467	Property and equipment		4,991,467		—
Investment properties		3,148,340	Investment properties		3,148,340		—
Intangible assets		3,200,399	Intangible assets		1,858,470		(1,341,929)
Net defined benefit assets		478,934	Net defined benefit assets		478,934		—
Current income tax assets		204,690	Current income tax assets		204,690		—
Deferred income tax assets		251,085	Deferred income tax assets		188,372		(62,713)
Assets held for sale		211,758	Assets held for sale		211,758		—
Other assets		28,437,529	Other assets		14,815,438		(13,622,091)

Total assets	~~W~~	701,170,848	Total assets	~~W~~	688,664,826	~~W~~	(12,506,022)

Liabilities			Liabilities
Financial liabilities at fair value through profit or loss	~~W~~	12,271,604	Financial liabilities at fair value through profit or loss	~~W~~	12,271,604	~~W~~	—
Derivative financial liabilities		9,506,709	Derivative financial liabilities		9,509,769		3,060
Deposits		388,888,452	Deposits		393,928,904		5,040,452
Borrowings		71,717,366	Borrowings		71,717,366		—
Debentures		68,698,203	Debentures		68,698,203		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

1) Consolidated statement of financial position as of December 31, 2022 (cont’d)

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Liabilities			Liabilities
			Reinsurance contract liabilities		31,728		31,728
Provisions		968,819	Provisions		933,701		(35,118)
Net defined benefit liabilities		85,745	Net defined benefit liabilities		85,745		—
Current income tax liabilities		997,675	Current income tax liabilities		998,681		1,006
Deferred Income tax liabilities		22,693	Deferred Income tax liabilities		1,574,954		1,552,261
Other liabilities		40,140,365	Other liabilities		28,849,911		(11,290,454)

Total liabilities	~~W~~	651,527,934	Total liabilities	~~W~~	634,520,578	~~W~~	(17,007,356)

Equity			Equity
Share capital	~~W~~	2,090,558	Share capital	~~W~~	2,090,558	~~W~~	—
Hybrid securities		4,434,251	Hybrid securities		4,434,251		—
Capital surplus		16,940,731	Capital surplus		16,940,731		—
Accumulated other comprehensive income		(2,713,053)	Accumulated other comprehensive income		1,312,522		4,025,575
Retained earnings		28,446,513	Retained earnings		28,922,272		475,759
Treasury stock		(836,188)	Treasury stock		(836,188)		—
Non-controlling interests		1,280,102	Non-controlling interests		1,280,102		—

Total equity	~~W~~	49,642,914	Total equity	~~W~~	54,144,248	~~W~~	4,501,334

2) Consolidated statement of comprehensive income for the three-month period ended March 31, 2022

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Net interest income	~~W~~	3,061,090	Net interest income	~~W~~	2,651,511	~~W~~	(409,579)
Interest income		4,309,711	Interest income		4,306,312		(3,399)
Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		4,132,824	Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		4,112,607		(20,217)
Interest income on financial instruments measured at fair value through profit or loss		176,887	Interest income on financial instruments measured at fair value through profit or loss		188,737		11,850
			Insurance finance interest income		4,968		4,968

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

2) Consolidated statement of comprehensive income for the three-month period ended March 31, 2022 (cont’d)

(In millions of Korean won)

Korean IFRS No.1104		Korean IFRS No.1117		Net increase (decrease)
Interest expenses	(1,248,621)	Interest expenses	(1,654,801)	(406,180)
Interest expenses	(1,248,621)	Interest expenses	(1,270,702)	(22,081)
		Insurance finance interest expense	(384,099)	(384,099)
Net fee and commission income	914,997	Net fee and commission income	957,256	42,259
Fee and commission income	1,337,135	Fee and commission income	1,334,929	(2,206)
Fee and commission expense	(422,138)	Fee and commission expense	(377,673)	44,465
Net insurance income	126,098	Insurance service result	395,876	269,778
Insurance income	4,199,946	Insurance income	2,347,579	(1,852,367)
Insurance income	4,199,946	Insurance income	2,281,647	(1,918,299)
		Reinsurance income	65,932	65,932
Insurance expense	(4,073,848)	Insurance expense	(1,951,703)	2,122,145
Insurance expense	(4,073,848)	Insurance service expense	(1,789,772)	2,284,076
		Reinsurance expense	(161,931)	(161,931)
Net gains (losses) on financial instruments at fair value through profit or loss	86,286	Net gains (losses) on financial instruments at fair value through profit or loss	(325,529)	(411,815)
		Other insurance finance income	274,829	274,829
Net other operating expenses	(464,758)	Net other operating expenses	(416,307)	48,451
General and administrative expenses	(1,691,786)	General and administrative expenses	(1,481,378)	210,408
Operating profit before credit loss allowance	2,031,927	Operating profit before credit loss allowance	2,056,258	24,331
Provision for credit losses	(130,105)	Provision for credit losses	(145,849)	(15,744)
Operating income	1,901,822	Operating income	1,910,409	8,587
Net non-operating income	7,565	Net non-operating income	9,276	1,711
Share of profit of associates and joint ventures	8,350	Share of profit of associates and joint ventures	8,132	(218)
Net other non-operating income (expenses)	(785)	Net other non-operating income (expenses)	1,144	1,929
Profit before income tax expense	1,909,387	Profit before income tax expense	1,919,685	10,298
Income tax expense	(445,285)	Income tax expense	(448,151)	(2,866)
Profit for the period	1,464,102	Profit for the period	1,471,534	7,432

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

2) Consolidated statement of comprehensive income for the three-month period ended March 31, 2022 (cont’d)

(In millions of Korean won)

Korean IFRS No.1104		Korean IFRS No.1117		Net increase (decrease)
Other comprehensive income for the period, net of tax	(1,369,443)	Other comprehensive income for the period, net of tax	213,032	1,582,475
Comprehensive income that will not be reclassified to profit or loss	(229,146)	Comprehensive income that will not be reclassified to profit or loss	(229,300)	(154)
Comprehensive income that may be reclassified subsequently to profit or loss	(1,140,297)	Comprehensive income that may be reclassified subsequently to profit or loss	442,332	1,582,629
Total comprehensive income for the period	94,659	Total comprehensive income for the period	1,684,566	1,589,907
Profit attributable to:		Profit attributable to:
Shareholders of the Parent Company	1,453,140	Shareholders of the Parent Company	1,460,572	7,432
Non-controlling interests	10,962	Non-controlling interests	10,962	—
Total comprehensive income for the period attributable to:		Total comprehensive income for the period attributable to:
Shareholders of the Parent Company	75,349	Shareholders of the Parent Company	1,665,256	1,589,907
Non-controlling interests	19,310	Non-controlling interests	19,310	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Disclosure of gains or losses on valuation of financial liabilities with exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. These amendments do not have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.2 Restatement of cash flow statement for the three-month period ended March 31, 2022

The Group had classified due from financial institutions with restriction to use, such as reserve requirement deposits, as due from financial institutions measured at amortized cost rather than cash and cash equivalents until September 30, 2022; however, following the IFRS Interpretations Committee’s decision that cash and cash equivalents include restricted demand deposits, some classified due from financial institutions with restriction to use, such as reserve requirement deposits, from October 1, 2022, the Group has retrospectively classified these accounts as cash and cash equivalents. The comparative consolidated financial statements have been restated to reflect the changes made to retrospective application.

The effects on the consolidated statements of cash flows for the three-month period ended March 31, 2022, are as follows:

(In millions of Korean won)	2022
Increase in changes in other assets	~~W~~	(1,936,114)
Increase in effect of exchange rate changes on cash and cash equivalents in foreign currency		22,108
Increase in beginning balance of cash and cash equivalents		16,164,814
Increase in ending balance of cash and cash equivalents		14,250,808

2.1.3 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied.

•	Amendment of K-IFRS No.1001 “Presentation of Financial Statements”—Classification of Liabilities into Current and Non-Current

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or the management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Group expects that this amendment will not have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency“). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2022, except for the estimates used to determine income tax expense.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2022, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	26,379,619	~~W~~	29,912,097
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		123,992		69,469
Securities measured at fair value through profit or loss		65,198,357		65,899,397
Loans measured at fair value through profit or loss		543,412		493,562
Financial instruments indexed to the price of gold		96,496		90,006
Derivatives		8,588,694		9,446,580
Loans measured at amortized cost *		432,189,440		433,038,931
Financial investments:
Securities measured at fair value through other comprehensive income		75,782,600		76,648,353
Securities measured at amortized cost *		36,553,447		35,919,241
Loans measured at fair value through other comprehensive income		665,601		549,272
Other financial assets *		18,259,592		10,718,383

		664,381,250		662,785,291

Off-balance sheet items
Acceptances and guarantees contracts		13,346,803		12,559,514
Financial guarantee contracts		9,008,532		8,376,728
Commitments		196,001,887		188,168,340

		218,357,222		209,104,582

	~~W~~	882,738,472	~~W~~	871,889,873

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4.1 Credit risk exposure

Credit qualities of loans as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	138,550,558	~~W~~	5,430,665	~~W~~	3,085	~~W~~	—	~~W~~	143,984,308
Grade 2		65,540,494		8,389,894		76,948		—		74,007,336
Grade 3		4,239,855		3,070,785		11,552		—		7,322,192
Grade 4		569,150		952,406		28,025		—		1,549,581
Grade 5		28,224		459,399		2,261,695		—		2,749,318

		208,928,281		18,303,149		2,381,305		—		229,612,735

Retail
Grade 1		160,964,035		4,166,101		7,569		—		165,137,705
Grade 2		8,029,749		3,658,250		33,230		—		11,721,229
Grade 3		4,543,783		1,460,773		22,986		—		6,027,542
Grade 4		233,834		326,366		33,754		—		593,954
Grade 5		35,310		826,839		984,596		—		1,846,745

		173,806,711		10,438,329		1,082,135		—		185,327,175

Credit card
Grade 1		11,611,063		423,288		—		—		12,034,351
Grade 2		4,638,675		1,027,499		—		—		5,666,174
Grade 3		1,258,141		1,782,598		—		—		3,040,739
Grade 4		6,139		291,745		—		—		297,884
Grade 5		2,884		182,406		692,259		—		877,549

		17,516,902		3,707,536		692,259		—		21,916,697

		400,251,894		32,449,014		4,155,699		—		436,856,607

Loans measured at fair value through other comprehensive income
Corporate
Grade1		603,979		—		—		—		603,979
Grade2		61,622		—		—		—		61,622
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		665,601		—		—		—		665,601

		665,601		—		—		—		665,601

	~~W~~	400,917,495	~~W~~	32,449,014	~~W~~	4,155,699	~~W~~	—	~~W~~	437,522,208

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	134,819,382	~~W~~	5,877,660	~~W~~	3,372	~~W~~	—	~~W~~	140,700,414
Grade 2		65,653,118		8,585,346		4,480		—		74,242,944
Grade 3		4,054,714		3,221,267		14,694		—		7,290,675
Grade 4		570,671		922,748		34,298		—		1,527,717
Grade 5		11,909		419,058		1,959,706		—		2,390,673

		205,109,794		19,026,079		2,016,550		—		226,152,423

Retail
Grade 1		164,125,295		4,240,281		11,287		—		168,376,863
Grade 2		8,100,613		3,846,756		32,878		—		11,980,247
Grade 3		4,320,640		1,477,297		25,600		—		5,823,537
Grade 4		306,655		315,357		32,330		—		654,342
Grade 5		26,013		742,720		834,178		—		1,602,911

		176,879,216		10,622,411		936,273		—		188,437,900

Credit card
Grade 1		11,547,014		1,316,136		—		—		12,863,150
Grade 2		4,390,211		1,214,946		—		—		5,605,157
Grade 3		1,142,362		1,925,145		—		—		3,067,507
Grade 4		2,227		302,736		—		—		304,963
Grade 5		666		173,049		595,101		—		768,816

		17,082,480		4,932,012		595,101		—		22,609,593

		399,071,490		34,580,502		3,547,924		—		437,199,915

Loans measured at fair value through other comprehensive income
Corporate
Grade1		489,445		—		—		—		489,445
Grade2		59,827		—		—		—		59,827
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		549,272		—		—		—		549,272

		549,272		—		—		—		549,272

	~~W~~	399,620,762	~~W~~	34,580,502	~~W~~	3,547,924	~~W~~	—	~~W~~	437,749,187

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of March 31, 2023 and December 31, 2022, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	102,245,087	~~W~~	6,989,711	~~W~~	337,537	~~W~~	109,572,335
Deposits and savings		1,742,588		117,236		48,825		1,908,649
Property and equipment		15,484,526		954,929		191,546		16,631,001
Real estate		191,088,193		16,049,468		1,863,609		209,001,270

	~~W~~	310,560,394	~~W~~	24,111,344	~~W~~	2,441,517	~~W~~	337,113,255

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	100,429,157	~~W~~	7,060,738	~~W~~	301,688	~~W~~	107,791,583
Deposits and savings		1,855,720		141,016		46,984		2,043,720
Property and equipment		14,648,523		1,002,291		180,103		15,830,917
Real estate		191,121,014		15,793,644		1,708,145		208,622,803

	~~W~~	308,054,414	~~W~~	23,997,689	~~W~~	2,236,920	~~W~~	334,289,023

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	33,872,768	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	33,872,768
Grade 2		2,664,383		—		—		—		2,664,383
Grade 3		22,470		—		—		—		22,470
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,559,621		—		—		—		36,559,621

Securities measured at fair value through other comprehensive income
Grade 1		69,120,419		—		—		—		69,120,419
Grade 2		6,570,134		—		—		—		6,570,134
Grade 3		73,311		8,980		—		—		82,291
Grade 4		9,756		—		—		—		9,756
Grade 5		—		—		—		—		—

		75,773,620		8,980		—		—		75,782,600

	~~W~~	112,333,241	~~W~~	8,980	~~W~~	—	~~W~~	—	~~W~~	112,342,221

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	34,211,405	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,211,405
Grade 2		1,713,414		—		—		—		1,713,414
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		35,924,819		—		—		—		35,924,819

Securities measured at fair value through other comprehensive income
Grade 1		70,830,502		—		—		—		70,830,502
Grade 2		5,669,442		53,861		—		—		5,723,303
Grade 3		66,797		9,169		—		—		75,966
Grade 4		13,942		4,640		—		—		18,582
Grade 5		—		—		—		—		—

		76,580,683		67,670		—		—		76,648,353

	~~W~~	112,505,502	~~W~~	67,670	~~W~~	—	~~W~~	—	~~W~~	112,573,172

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of March 31, 2023 and December 31, 2022, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	24,978,003	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	24,978,003
Grade 2		741,670		—		—		—		741,670
Grade 3		4		—		—		—		4
Grade 4		—		—		—		—		—
Grade 5		661,733		—		—		—		661,733

	~~W~~	26,381,410	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,381,410

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	28,023,879	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,023,879
Grade 2		1,428,663		—		—		—		1,428,663
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		462,298		—		—		—		462,298

	~~W~~	29,914,840	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,914,840

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of March 31, 2023 and December 31, 2022, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	24,185,271	10.48	~~W~~	(48,487)	~~W~~	24,136,784
Manufacturing		53,783,257	23.30		(688,521)		53,094,736
Service		100,688,963	43.62		(578,897)		100,110,066
Wholesale and retail		29,917,828	12.96		(464,343)		29,453,485
Construction		7,193,601	3.13		(266,664)		6,926,937
Public sector		2,078,093	0.91		(91,651)		1,986,442
Others		12,974,735	5.60		(227,123)		12,747,612

	~~W~~	230,821,748	100.00	~~W~~	(2,365,686)	~~W~~	228,456,062

(In millions of Korean won)	December 31, 2022
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	23,832,403	10.49	~~W~~	(52,250)	~~W~~	23,780,153
Manufacturing		53,293,160	23.46		(575,186)		52,717,974
Service		98,549,099	43.38		(479,709)		98,069,390
Wholesale and retail		29,712,579	13.08		(352,208)		29,360,371
Construction		6,906,750	3.04		(228,782)		6,677,968
Public sector		1,940,133	0.85		(84,436)		1,855,697
Others		12,961,133	5.70		(213,205)		12,747,928

	~~W~~	227,195,257	100.00	~~W~~	(1,985,776)	~~W~~	225,209,481

4.2.7.2 Classifications of retail loans and credit card receivables as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	93,256,063	45.00	~~W~~	(171,050)	~~W~~	93,085,013
General loan		92,071,112	44.43		(1,242,343)		90,828,769
Credit card		21,916,697	10.57		(888,088)		21,028,609

	~~W~~	207,243,872	100.00	~~W~~	(2,301,481)	~~W~~	204,942,391

(In millions of Korean won)	December 31, 2022
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	94,767,212	44.90	~~W~~	(163,348)	~~W~~	94,603,864
General loan		93,670,687	44.38		(1,174,018)		92,496,669
Credit card		22,609,593	10.72		(837,842)		21,771,751

	~~W~~	211,047,492	100.00	~~W~~	(2,175,208)	~~W~~	208,872,284

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	26,381,410	100.00	~~W~~	(1,791)	~~W~~	26,379,619

		26,381,410	100.00		(1,791)		26,379,619

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		123,992	100.00		—		123,992

		123,992	100.00		—		123,992

Securities measured at fair value through profit or loss
Government and government funded institutions		17,972,081	27.57		—		17,972,081
Finance and insurance		30,056,382	46.10		—		30,056,382
Others		17,169,894	26.33		—		17,169,894

		65,198,357	100.00		—		65,198,357

Derivative financial assets
Government and government funded institutions		38,522	0.45		—		38,522
Finance and insurance		8,147,531	94.86		—		8,147,531
Others		402,641	4.69		—		402,641

		8,588,694	100.00		—		8,588,694

Securities measured at fair value through other comprehensive income
Government and government funded institutions		40,833,760	53.88		—		40,833,760
Finance and insurance		21,666,439	28.59		—		21,666,439
Others		13,282,401	17.53		—		13,282,401

		75,782,600	100.00		—		75,782,600

Securities measured at amortized cost
Government and government funded institutions		17,379,598	47.54		(181)		17,379,417
Finance and insurance		18,519,335	50.65		(5,635)		18,513,700
Others		660,688	1.81		(358)		660,330

		36,559,621	100.00		(6,174)		36,553,447

	~~W~~	212,634,674		~~W~~	(7,965)	~~W~~	212,626,709

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	29,914,840	100.00	~~W~~	(2,743)	~~W~~	29,912,097

		29,914,840	100.00		(2,743)		29,912,097

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Government and government funded institutions		16,556,811	25.12		—		16,556,811
Finance and insurance		37,674,363	57.17		—		37,674,363
Others		11,668,223	17.71		—		11,668,223

		65,899,397	100.00		—		65,899,397

Derivative financial assets
Government and government funded institutions		58,060	0.61		—		58,060
Finance and insurance		8,988,025	95.15		—		8,988,025
Others		400,495	4.24		—		400,495

		9,446,580	100.00		—		9,446,580

Securities measured at fair value through other comprehensive income
Government and government funded institutions		41,566,376	54.23		—		41,566,376
Finance and insurance		22,463,066	29.31		—		22,463,066
Others		12,618,911	16.46		—		12,618,911

		76,648,353	100.00		—		76,648,353

Securities measured at amortized cost
Government and government funded institutions		16,984,957	47.28		(3)		16,984,954
Finance and insurance		18,368,966	51.13		(5,212)		18,363,754
Others		570,896	1.59		(363)		570,533

		35,924,819	100.00		(5,578)		35,919,241

	~~W~~	217,903,458		~~W~~	(8,321)	~~W~~	217,895,137

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of March 31, 2023 and December 31 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	1,946,647	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,946,647
Financial liabilities designated at fair value through profit or loss [1]		9,895,525		—		—		—		—		—		9,895,525
Derivatives held for trading [1]		8,174,159		—		—		—		—		—		8,174,159
Derivatives held for hedging [2]		66,528		4,301		21,051		34,185		51,699		12,364		190,128
Deposits [3]		165,298,203		25,621,268		40,312,800		143,715,649		14,773,592		1,045,176		390,766,688
Borrowings		10,483,999		18,863,003		7,725,535		19,210,243		13,087,514		1,136,024		70,506,318
Debentures		10,661		4,372,410		9,741,653		18,591,015		32,863,538		6,424,656		72,003,933
Lease liabilities		291		28,790		40,672		158,386		352,574		26,267		606,980
Other financial liabilities		160,828		27,932,178		193,687		344,379		991,048		558,996		30,181,116

	~~W~~	196,036,841	~~W~~	76,821,950	~~W~~	58,035,398	~~W~~	182,053,857	~~W~~	62,119,965	~~W~~	9,203,483	~~W~~	584,271,494

Off-balance sheet items
Commitments [4]	~~W~~	196,001,887	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	196,001,887
Acceptances and guarantees contracts		13,346,803		—		—		—		—		—		13,346,803
Financial guarantee contracts [5]		9,008,532		—		—		—		—		—		9,008,532

	~~W~~	218,357,222	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	218,357,222

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of March 31, 2023 and December 31 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss [1]		10,078,394		—		—		—		—		—		10,078,394
Derivatives held for trading [1]		9,209,537		—		—		—		—		—		9,209,537
Derivatives held for hedging [2]		—		11,106		8,886		39,174		221,551		3,502		284,219
Deposits [3]		175,530,178		29,911,835		45,245,496		131,765,097		17,979,299		1,129,024		401,560,929
Borrowings		7,831,474		23,821,330		7,676,952		19,120,861		12,839,302		1,159,432		72,449,351
Debentures		11,117		4,011,679		8,353,663		20,995,587		33,216,320		6,485,136		73,073,502
Lease liabilities		164		28,079		45,200		171,449		376,159		2,839		623,890
Other financial liabilities		179,241		17,938,781		368,218		447,898		907,643		428,310		20,270,091

	~~W~~	205,033,315	~~W~~	75,722,810	~~W~~	61,698,415	~~W~~	172,540,066	~~W~~	65,540,274	~~W~~	9,208,243	~~W~~	589,743,123

Off-balance sheet items
Commitments [4]	~~W~~	188,168,340	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	188,168,340
Acceptances and guarantees contracts		12,559,514		—		—		—		—		—		12,559,514
Financial guarantee contracts [5]		8,376,728		—		—		—		—		—		8,376,728

	~~W~~	209,104,582	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	209,104,582

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by each subsidiary.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	1,399,752	~~W~~	1,171,870	~~W~~	(36,633)	~~W~~	2,534,989	~~W~~	497,743	~~W~~	399,571	~~W~~	478,640	~~W~~	152,817	~~W~~	295,739	~~W~~	—	~~W~~	4,359,499
Intersegment net operating revenues (expenses)		50,960		—		103,765		154,725		6,703		(25,065)		(29,333)		1,523		98,772		(207,325)		—

		1,450,712		1,171,870		67,132		2,689,714		504,446		374,506		449,307		154,340		394,511		(207,325)		4,359,499

Net interest income		1,310,460		891,578		145,393		2,347,431		141,553		(63,370)		401,249		(121,868)		142,775		(62,177)		2,785,593
Interest income		2,717,968		1,879,678		673,706		5,271,352		402,547		188,252		569,280		140,521		317,664		(23,033)		6,866,583
Interest expense		(1,407,508)		(988,100)		(528,313)		(2,923,921)		(260,994)		(251,622)		(168,031)		(262,389)		(174,889)		(39,144)		(4,080,990)
Net fee and commission income (expenses)		110,367		72,582		124,489		307,438		161,130		(5,488)		156,456		(2,404)		293,347		3,527		914,006
Fee and commission income		149,310		109,231		159,007		417,548		218,886		8,636		434,934		462		329,284		(75,048)		1,334,702
Fee and commission expense		(38,943)		(36,649)		(34,518)		(110,110)		(57,756)		(14,124)		(278,478)		(2,866)		(35,937)		78,575		(420,696)
Net insurance income		—		—		—		—		—		276,686		2,498		101,942		—		(479)		380,647
Insurance income		—		—		—		—		—		2,447,515		5,194		218,791		—		(9,388)		2,662,112
Insurance expense		—		—		—		—		—		(2,170,829)		(2,696)		(116,849)		—		8,909		(2,281,465)
Net gains (losses) on financial instruments at fair value through profit or loss		(21,032)		—		287,576		266,544		124,058		132,324		547		355,684		53,854		(159,604)		773,407
Net other insurance finance expense		—		—		—		—		—		(3,592)		—		(230,438)		—		—		(234,030)
Net other operating income (expenses)		50,917		207,710		(490,326)		(231,699)		77,705		37,946		(111,443)		51,424		(95,465)		11,408		(260,124)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(436,384)	~~W~~	(462,932)	~~W~~	(130,966)	~~W~~	(1,030,282)	~~W~~	(233,963)	~~W~~	(34,641)	~~W~~	(159,344)	~~W~~	(26,516)	~~W~~	(109,610)	~~W~~	28,070	~~W~~	(1,566,286)
Operating income (expenses) before provision for credit losses		1,014,328		708,938		(63,834)		1,659,432		270,483		339,865		289,963		127,824		284,901		(179,255)		2,793,213
Reversal (provision) of credit losses		(361,075)		(30,185)		(32)		(391,292)		(8,170)		711		(178,121)		199		(92,484)		969		(668,188)
Net operating income (expenses)		653,253		678,753		(63,866)		1,268,140		262,313		340,576		111,842		128,023		192,417		(178,286)		2,125,025
Share of profit (loss) of associates and joint ventures		—		—		4,910		4,910		(17,976)		610		282		—		942		8,736		(2,496)
Net other non-operating income (expenses)		(3,701)		—		(34,185)		(37,886)		(57,381)		2,743		(289)		2,482		681		(4,015)		(93,665)
Segment profit (loss) before income tax expense		649,552		678,753		(93,141)		1,235,164		186,956		343,929		111,835		130,505		194,040		(173,565)		2,028,864
Income tax benefit (expense)		(165,547)		(171,687)		23,994		(313,240)		(46,304)		(89,955)		(28,693)		(36,832)		(34,917)		20,291		(529,650)

Profit (loss) for the period	~~W~~	484,005	~~W~~	507,066	~~W~~	(69,147)	~~W~~	921,924	~~W~~	140,652	~~W~~	253,974	~~W~~	83,142	~~W~~	93,673	~~W~~	159,123	~~W~~	(153,274)	~~W~~	1,499,214

Profit (loss) attributable to shareholders of the Parent Company		482,549		507,066		(58,099)		931,516		140,596		253,811		81,989		93,673		158,567		(162,521)		1,497,631
Profit (loss) attributable to non-controlling interests		1,456		—		(11,048)		(9,592)		56		163		1,153		—		556		9,247		1,583
Total assets *		213,944,442		161,689,211		136,563,216		512,196,869		62,243,421		35,516,669		28,811,282		30,501,320		61,883,557		(39,717,481)		691,435,637
Total liabilities *		200,255,897		189,998,999		87,904,765		478,159,661		56,346,316		29,794,409		24,214,361		26,552,187		25,596,701		(5,468,154)		635,195,481

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2022
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues from external customers	~~W~~	1,037,782	~~W~~	904,140	~~W~~	182,865	~~W~~	2,124,787	~~W~~	388,836	~~W~~	322,720	~~W~~	440,674	~~W~~	23,458	~~W~~	237,161	~~W~~	—	~~W~~	3,537,636
Intersegment net operating revenues (expenses)		37,859		—		81,727		119,586		(18,054)		(18,214)		(27,723)		(5,794)		41,150		(90,951)		—

		1,075,641		904,140		264,592		2,244,373		370,782		304,506		412,951		17,664		278,311		(90,951)		3,537,636

Net interest income		1,030,273		984,903		124,387		2,139,563		134,129		(28,042)		363,367		(86,756)		131,793		(2,543)		2,651,511
Interest income		1,523,743		1,260,462		294,472		3,078,677		238,290		161,909		465,819		135,474		237,894		(11,751)		4,306,312
Interest expense		(493,470)		(275,559)		(170,085)		(939,114)		(104,161)		(189,951)		(102,452)		(222,230)		(106,101)		9,208		(1,654,801)
Net fee and commission income (expenses)		99,596		68,297		102,889		270,782		275,079		(7,098)		149,420		(753)		274,808		(4,982)		957,256
Fee and commission income		132,383		101,526		133,650		367,559		327,312		5,052		399,976		652		307,248		(72,870)		1,334,929
Fee and commission expense		(32,787)		(33,229)		(30,761)		(96,777)		(52,233)		(12,150)		(250,556)		(1,405)		(32,440)		67,888		(377,673)
Net insurance income		—		—		—		—		—		303,584		2,650		90,731		—		(1,089)		395,876
Insurance income		—		—		—		—		—		2,161,491		5,168		190,235		—		(9,315)		2,347,579
Insurance expense		—		—		—		—		—		(1,857,907)		(2,518)		(99,504)		—		8,226		(1,951,703)
Net gains (losses) on financial instruments at fair value through profit or loss		8,688		—		23,359		32,047		(47,386)		24,167		277		(282,882)		(2,001)		(49,751)		(325,529)
Net other insurance finance income		—		—		—		—		—		12,943		—		261,886		—		—		274,829
Net other operating income (expenses)		(62,916)		(149,060)		13,957		(198,019)		8,960		(1,048)		(102,763)		35,438		(126,289)		(32,586)		(416,307)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2022
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(412,573)	~~W~~	(481,829)	~~W~~	(126,480)	~~W~~	(1,020,882)	~~W~~	(210,480)	~~W~~	(31,150)	~~W~~	(136,188)	~~W~~	(7,900)	~~W~~	(104,337)	~~W~~	29,559	~~W~~	(1,481,378)
Operating income before provision for credit losses		663,068		422,311		138,112		1,223,491		160,302		273,356		276,763		9,764		173,974		(61,392)		2,056,258
Reversal (provision) of credit losses		(14,379)		(8,492)		11,076		(11,795)		(11,158)		1,283		(111,173)		310		(13,837)		521		(145,849)
Net operating income		648,689		413,819		149,188		1,211,696		149,144		274,639		165,590		10,074		160,137		(60,871)		1,910,409
Share of profit (loss) of associates and joint ventures		—		—		(734)		(734)		3,114		(98)		212		—		2,093		3,545		8,132
Net other non-operating income (expenses)		316		—		4,163		4,479		7,782		1,362		(961)		2,106		(7,676)		(5,948)		1,144
Segment profit before income tax expense		649,005		413,819		152,617		1,215,441		160,040		275,903		164,841		12,180		154,554		(63,274)		1,919,685
Income tax expense		(124,153)		(85,055)		(31,707)		(240,915)		(45,527)		(73,890)		(45,822)		(6,661)		(41,674)		6,338		(448,151)

Profit for the period	~~W~~	524,852	~~W~~	328,764	~~W~~	120,910	~~W~~	974,526	~~W~~	114,513	~~W~~	202,013	~~W~~	119,019	~~W~~	5,519	~~W~~	112,880	~~W~~	(56,936)	~~W~~	1,471,534

Profit attributable to shareholders of the Parent Company		524,566		328,764		123,945		977,275		114,318		201,880		118,890		5,519		112,353		(69,663)		1,460,572
Profit (loss) attributable to non-controlling interests		286		—		(3,035)		(2,749)		195		133		129		—		527		12,727		10,962
Total assets *		211,989,036		165,273,848		140,506,628		517,769,512		53,824,245		34,743,259		29,721,017		29,989,683		60,219,661		(37,602,551)		688,664,826
Total liabilities *		205,382,625		191,786,626		86,877,002		484,046,253		47,946,933		29,017,685		24,998,214		26,136,081		25,973,897		(3,598,485)		634,520,578

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Banking service	~~W~~	2,534,989	~~W~~	2,124,787
Securities service		497,743		388,836
Non-life insurance service		399,571		322,720
Credit card service		478,640		440,674
Life insurance service		152,817		23,458
Others		295,739		237,161

	~~W~~	4,359,499	~~W~~	3,537,636

5.2.2 Geographical information

Geographical net operating revenues from external for the three-month periods ended March 31, 2023 and 2022, and major non-current assets as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2023		2022		March 31, 2023		December 31, 2022
Domestic	~~W~~	3,974,697	~~W~~	3,274,906	~~W~~	8,550,176	~~W~~	8,358,265
United States		23,366		(8,770)		54,189		53,179
New Zealand		2,653		3,179		1,316		1,382
China		45,626		37,711		20,598		19,559
Cambodia		145,274		122,427		61,787		46,060
United Kingdom		10,968		10,021		5,815		5,808
Indonesia		80,924		67,198		445,841		421,658
Others		75,991		30,964		517,491		536,794
Consolidation adjustments		—		—		573,223		555,572

	~~W~~	4,359,499	~~W~~	3,537,636	~~W~~	10,230,436	~~W~~	9,998,277

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	28,955,066	~~W~~	28,960,079
Financial assets at fair value through profit or loss:		70,094,713		70,094,713
Due from financial institutions		123,992		123,992
Debt securities		65,198,357		65,198,357
Equity securities		4,132,456		4,132,456
Loans		543,412		543,412
Others		96,496		96,496
Derivatives held for trading		8,148,375		8,148,375
Derivatives held for hedging		440,319		440,319
Loans measured at amortized cost		432,189,440		432,191,312
Securities measured at amortized cost		36,553,447		35,174,820
Financial assets at fair value through other comprehensive income:		78,900,647		78,900,647
Debt securities		75,782,600		75,782,600
Equity securities		2,452,446		2,452,446
Loans		665,601		665,601
Other financial assets		18,259,592		18,259,592

	~~W~~	673,541,599	~~W~~	672,169,857

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,946,647	~~W~~	1,946,647
Financial liabilities designated at fair value through profit or loss		9,895,525		9,895,525
Derivatives held for trading		8,174,159		8,174,159
Derivatives held for hedging		342,208		342,208
Deposits		387,230,486		387,851,265
Borrowings		67,904,471		67,841,338
Debentures		68,546,555		67,472,674
Other financial liabilities		37,418,907		37,418,907

	~~W~~	581,458,958	~~W~~	580,942,723

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	32,474,750	~~W~~	32,403,730
Financial assets at fair value through profit or loss:		70,092,497		70,092,497
Due from financial institutions		69,469		69,469
Debt securities		65,899,397		65,899,397
Equity securities		3,540,063		3,540,063
Loans		493,562		493,562
Others		90,006		90,006
Derivatives held for trading		8,984,171		8,984,171
Derivatives held for hedging		462,409		462,409
Loans measured at amortized cost		433,038,931		430,396,089
Securities measured at amortized cost		35,919,241		33,593,231
Financial assets at fair value through other comprehensive income:		79,533,418		79,533,418
Debt securities		76,648,353		76,648,353
Equity securities		2,335,793		2,335,793
Loans		549,272		549,272
Other financial assets		10,718,383		10,718,383

	~~W~~	671,223,800	~~W~~	666,183,928

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		10,078,394		10,078,394
Derivatives held for trading		9,209,537		9,209,537
Derivatives held for hedging		300,232		300,232
Deposits		393,928,904		393,458,279
Borrowings		71,717,366		71,187,130
Debentures		68,698,203		67,036,661
Other financial liabilities		26,163,138		26,163,138

	~~W~~	582,288,984	~~W~~	579,626,581

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans measured at amortized cost	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	18,461,073	~~W~~	35,421,406	~~W~~	16,212,234	~~W~~	70,094,713
Due from financial institutions		—		75,230		48,762		123,992
Debt securities		16,076,930		34,347,793		14,773,634		65,198,357
Equity securities		2,287,647		635,009		1,209,800		4,132,456
Loans		—		363,374		180,038		543,412
Others		96,496		—		—		96,496
Derivatives held for trading		150,855		7,904,391		93,129		8,148,375
Derivatives held for hedging		—		440,319		—		440,319
Financial assets at fair value through other comprehensive income:		33,499,195		43,915,615		1,485,837		78,900,647
Debt securities		32,878,204		42,904,396		—		75,782,600
Equity securities		620,991		345,618		1,485,837		2,452,446
Loans		—		665,601		—		665,601

	~~W~~	52,111,123	~~W~~	87,681,731	~~W~~	17,791,200	~~W~~	157,584,054

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,946,647	~~W~~	—	~~W~~	—	~~W~~	1,946,647
Financial liabilities designated at fair value through profit or loss		54,361		1,532,374		8,308,790		9,895,525
Derivatives held for trading		350,044		7,237,243		586,872		8,174,159
Derivatives held for hedging		—		342,208		—		342,208

	~~W~~	2,351,052	~~W~~	9,111,825	~~W~~	8,895,662	~~W~~	20,358,539

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	18,209,969	~~W~~	35,208,843	~~W~~	16,673,685	~~W~~	70,092,497
Due from financial institutions		—		24,444		45,025		69,469
Debt securities		16,240,223		34,425,619		15,233,555		65,899,397
Equity securities		1,879,740		414,291		1,246,032		3,540,063
Loans		—		344,489		149,073		493,562
Others		90,006		—		—		90,006
Derivatives held for trading		182,019		8,678,896		123,256		8,984,171
Derivatives held for hedging		—		462,409		—		462,409
Financial assets at fair value through other comprehensive income:		32,141,450		45,933,688		1,458,280		79,533,418
Debt securities		31,528,524		45,119,829		—		76,648,353
Equity securities		612,926		264,587		1,458,280		2,335,793
Loans		—		549,272		—		549,272

	~~W~~	50,533,438	~~W~~	90,283,836	~~W~~	18,255,221	~~W~~	159,072,495

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		35,687		1,811,404		8,231,303		10,078,394
Derivatives held for trading		442,042		7,984,424		783,071		9,209,537
Derivatives held for hedging		—		300,232		—		300,232

	~~W~~	2,670,939	~~W~~	10,096,060	~~W~~	9,014,374	~~W~~	21,781,373

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,421,406
Due from financial institutions		75,230	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		34,347,793	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		635,009	DCF Model	Interest rate, Discount rate, and others
Loans		363,374	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		7,904,391	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		440,319	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		43,915,615
Debt securities		42,904,396	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		345,618	DCF Model	Discount rate
Loans		665,601	DCF Model	Discount rate

	~~W~~	87,681,731

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,532,374	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		7,237,243	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		342,208	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	9,111,825

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,208,843
Due from financial institutions		24,444	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		34,425,619	DCF Model, Closed Form, MonteCarlo Simulation Model, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of transferred asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		414,291	DCF Model	Interest rate, Discount rate, and others
Loans		344,489	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,678,896	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		462,409	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate and others
Financial assets at fair value through other comprehensive income:		45,933,688
Debt securities		45,119,829	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		264,587	DCF Model	Discount rate
Loans		549,272	DCF Model	Discount rate

	~~W~~	90,283,836

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,811,404	DCF Model, Closed Form, MonteCarlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		7,984,424	DCF Model, Closed Form, MonteCarlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		300,232	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	10,096,060

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,169,906	~~W~~	23,943,000	~~W~~	1,847,173	~~W~~	28,960,079
Loans measured at amortized cost		—		67,131		432,124,181		432,191,312
Securities measured at amortized cost [2]		5,192,653		29,962,611		19,556		35,174,820
Other financial assets [2]		—		—		18,259,592		18,259,592

	~~W~~	8,362,559	~~W~~	53,972,742	~~W~~	452,250,502	~~W~~	514,585,803

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	165,267,526	~~W~~	222,583,739	~~W~~	387,851,265
Borrowings [3]		—		5,447,502		62,393,836		67,841,338
Debentures		—		58,530,297		8,942,377		67,472,674
Other financial liabilities [2]		—		—		37,418,907		37,418,907

	~~W~~	—	~~W~~	229,245,325	~~W~~	331,338,859	~~W~~	560,584,184

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,517,470	~~W~~	27,145,486	~~W~~	2,740,774	~~W~~	32,403,730
Loans measured at amortized cost		—		63,784		430,332,305		430,396,089
Securities measured at amortized cost [2]		5,253,835		28,320,106		19,290		33,593,231
Other financial assets [2]		—		—		10,718,383		10,718,383

	~~W~~	7,771,305	~~W~~	55,529,376	~~W~~	443,810,752	~~W~~	507,111,433

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	168,920,439	~~W~~	224,537,840	~~W~~	393,458,279
Borrowings [3]		—		6,088,123		65,099,007		71,187,130
Debentures		—		59,272,727		7,763,934		67,036,661
Other financial liabilities [2]		—		—		26,163,138		26,163,138

	~~W~~	—	~~W~~	234,281,289	~~W~~	323,563,919	~~W~~	557,845,208

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~22,456 million and ~~W~~18,266 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of March 31, 2023 and December 31, 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	67,131	DCF Model	Discount rate
Securities measured at amortized cost		29,962,611	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	30,029,742

Financial liabilities
Borrowings	~~W~~	5,425,046	DCF Model	Discount rate
Debentures		58,530,297	DCF Model	Discount rate

	~~W~~	63,955,343

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	63,784	DCF Model	Discount rate
Securities measured at amortized cost		28,320,106	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	28,383,890

Financial liabilities
Borrowings	~~W~~	6,069,857	DCF Model	Discount rate
Debentures		59,272,727	DCF Model	Discount rate

	~~W~~	65,342,584

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of Korean won)	March 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,847,173	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		432,124,181	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	433,971,354

Financial liabilities
Deposits	~~W~~	222,583,739	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		62,393,836	DCF Model	Other spread, Interest rate
Debentures		8,942,377	DCF Model	Other spread, Interest rate

	~~W~~	293,919,952

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,740,774	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		430,332,305	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	433,073,079

Financial liabilities
Deposits	~~W~~	224,537,840	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		65,099,007	DCF Model	Other spread, Interest rate
Debentures		7,763,934	DCF Model	Other spread, Interest rate

	~~W~~	297,400,781

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	45,025	~~W~~	16,479,588	~~W~~	149,074	~~W~~	1,486,478	~~W~~	—	~~W~~	(8,231,303)	~~W~~	(659,816)
Total gains or losses:
Profit or loss		3,737		211,261		30,964		1,696		—		(514,692)		152,843
Other comprehensive income (loss)		—		—		—		(18,206)		—		(50,226)		—
Purchases		—		978,438		—		56,257		—		—		214
Sales		—		(1,685,844)		—		(40,388)		—		—		(4,247)
Issues		—		—		—		—		—		(941,315)		(752)
Settlements		—		—		—		—		—		1,428,746		18,015
Transfers into Level 3 *		—		—		—		—		—		—		—
Transfers out of Level 3 *		—		(9)		—		—		—		—		—

Ending	~~W~~	48,762	~~W~~	15,983,434	~~W~~	180,038	~~W~~	1,485,837	~~W~~	—	~~W~~	(8,308,790)	~~W~~	(493,743)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Financial assets at fair value through profit or loss						Financial investments						Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Debt securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	72,016	~~W~~	13,795,261	~~W~~	93,929	~~W~~	1,434,567	~~W~~	97,190	~~W~~	13,970	~~W~~	(7,817,514)	~~W~~	35,405
Total gains or losses:
Profit or loss		189		83,989		2,396		—		—		—		335,549		(323,352)
Other comprehensive income (loss)		—		(997)		—		(16,081)		(5,059)		2		2,766		—
Purchases		4,931		1,255,108		14,701		12,104		49,605		—		—		4,025
Sales		(25,592)		(439,247)		—		—		(910)		(1,300)		—		(54,309)
Issues		—		—		—		—		—		—		(1,638,644)		(4,586)
Settlements		—		(11,821)		—		—		—		—		846,026		—
Transfers into Level 3 *		—		497		—		—		—		—		—		—
Transfers out of Level 3 *		—		(12,082)		—		—		—		—		—		—

Ending	~~W~~	51,544	~~W~~	14,670,708	~~W~~	111,026	~~W~~	1,430,590	~~W~~	140,826	~~W~~	12,672	~~W~~	(8,271,817)	~~W~~	(342,817)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023						2022
	Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(183,641)	~~W~~	69,450	~~W~~	—	~~W~~	61,621	~~W~~	37,150	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		(146,510)		178,692		—		59,898		40,224		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~48,762	Hull-white Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities	14,773,634

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

			Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
			Volatility	0.24 ~ 37.39	The higher the volatility, the higher the fair value fluctuation
			Discount rate	2.15 ~ 12.50	The lower the discount rate, the higher the fair value
			Volatility of stock price	23.25 ~ 34.00	The higher the volatility, the higher the fair value
			Correlation coefficient between underlying assets	-59.90 ~ 94.07	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities	1,209,800	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	-1.00 ~ 3.00	The higher the growth rate, the higher the fair value
			Discount rate	2.15 ~ 20.00	The lower the discount rate, the higher the fair value
			Volatility	0.62 ~ 35.50	The higher the volatility, the higher the fair value fluctuation
Loans	180,038	DCF Model	Discount rate	9.91	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2023
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~ 63,237	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	16.85 ~ 64.78	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-59.90 ~ 78.01	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others	29,892	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.85 ~ 35.52	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-50.29 ~ 91.76	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	1,485,837	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Discount rate	10.41 ~ 18.98	The lower the discount rate, the higher the fair value
			Volatility	19.66 ~ 28.04	The higher the volatility, the higher the fair value fluctuation

~~W~~ 17,791,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2023
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~8,308,790	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 130.72	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-59.90 ~ 94.07	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index	217,112	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.00 ~ 64.78	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-59.90 ~ 78.01	The higher the correlation coefficient, the higher the fair value fluctuation
Others	369,760	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	4.49 ~ 6.55	The lower the discount rate, the higher the fair value
			Volatility of underlying asset	8.31 ~ 130.72	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-48.96 ~ 94.07	The higher the correlation coefficient, the higher the fair value fluctuation

~~W~~8,895,662

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	45,025	Hull-white Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities		15,233,555

DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.24 ~ 37.39	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.54 ~15.75	The lower the discount rate, the higher the fair value
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
				Volatility of stock price	18.87 ~ 19.48	The higher the volatility, the higher the fair value fluctuation
Equity securities		1,246,032

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 4.00	The higher the growth rate, the higher the fair value
				Discount rate	8.00 ~ 23.00	The lower the discount rate, the higher the fair value
				Volatility of stock price	16.80 ~ 25.50	The higher the volatility, the higher the fair value fluctuation
Loans		149,073	DCF Model	Discount rate	9.91	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Derivatives held for trading:
Stock and index	~~W~~	79,297	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value	Volatility of underlying asset	10.00 ~ 58.84	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		43,959	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.77 ~ 32.92	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	8.42 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,458,280	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Income Approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.96 ~ 19.14	The lower the discount rate, the higher the fair value
				Volatility	23.36 ~ 25.49	The higher the volatility, the higher the fair value fluctuation
				Volatility of interest rate	56.32 ~ 121.17	The higher the volatility, the higher the fair value fluctuation

	~~W~~	18,255,221

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	8,231,303	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	1.00 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		370,093	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	0.09 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Others		412,978	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	4.83 ~ 6.85	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	8.68 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.43 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,014,374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	178	~~W~~	(191)	~~W~~	—	~~W~~	—
Debt securities [4]		18,225		(19,821)		—		—
Equity securities [3]		44,569		(36,657)		—		—
Loans [5]		2,255		(2,037)		—		—
Derivatives held for trading [2]		17,286		(17,575)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		148,652		(76,862)

	~~W~~	82,513	~~W~~	(76,281)	~~W~~	148,652	~~W~~	(76,862)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	69,351	~~W~~	(69,283)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		25,959		(26,386)		—		—

	~~W~~	95,310	~~W~~	(95,669)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	221	~~W~~	(247)	~~W~~	—	~~W~~	—
Debt securities [4]		19,034		(19,765)		—		—
Equity securities [3]		34,564		(25,586)		—		—
Loans [5]		2,276		(2,055)		—		—
Derivatives held for trading [2]		18,076		(19,034)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		179,307		(82,595)
Loans [6]		—		—		—		—

	~~W~~	74,171	~~W~~	(66,687)	~~W~~	179,307	~~W~~	(82,595)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	94,001	~~W~~	(97,663)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		48,768		(46,427)		—		—

	~~W~~	142,769	~~W~~	(144,090)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.
[6]	For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Balance at the beginning of the period	~~W~~	71,504	~~W~~	77,208
New transactions		29,001		71,997
Changes during the period		(45,228)		(21,404)

Balance at the end of the period	~~W~~	55,277	~~W~~	127,801

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)
	March 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,955,066	~~W~~	—	~~W~~	28,955,066
Financial assets at fair value through profit or loss		70,094,713		—		—		—		—		70,094,713
Derivative financial assets		8,148,375		—		—		—		440,319		8,588,694
Loans measured at amortized cost		—		—		—		432,189,440		—		432,189,440
Financial investments		—		76,448,201		2,452,446		36,553,447		—		115,454,094
Other financial assets		—		—		—		18,259,592		—		18,259,592

	~~W~~	78,243,088	~~W~~	76,448,201	~~W~~	2,452,446	~~W~~	515,957,545	~~W~~	440,319	~~W~~	673,541,599

(In millions of Korean won)
	March 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,946,647	~~W~~	9,895,525	~~W~~	—	~~W~~	—	~~W~~	11,842,172
Derivative financial liabilities		8,174,159		—		—		342,208		8,516,367
Deposits		—		—		387,230,486		—		387,230,486
Borrowings		—		—		67,904,471		—		67,904,471
Debentures		—		—		68,546,555		—		68,546,555
Other financial liabilities		—		—		37,418,907		—		37,418,907

	~~W~~	10,120,806	~~W~~	9,895,525	~~W~~	561,100,419	~~W~~	342,208	~~W~~	581,458,958

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)
	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,474,750	~~W~~	—	~~W~~	32,474,750
Financial assets at fair value through profit or loss		70,092,497		—		—		—		—		70,092,497
Derivative financial assets		8,984,171		—		—		—		462,409		9,446,580
Loans measured at amortized cost		—		—		—		433,038,931		—		433,038,931
Financial investments		—		77,197,625		2,335,793		35,919,241		—		115,452,659
Other financial assets		—		—		—		10,718,383		—		10,718,383

	~~W~~	79,076,668	~~W~~	77,197,625	~~W~~	2,335,793	~~W~~	512,151,305	~~W~~	462,409	~~W~~	671,223,800

(In millions of Korean won)
	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	10,078,394	~~W~~	—	~~W~~	—	~~W~~	12,271,604
Derivative financial liabilities		9,209,537		—		—		300,232		9,509,769
Deposits		—		—		393,928,904		—		393,928,904
Borrowings		—		—		71,717,366		—		71,717,366
Debentures		—		—		68,698,203		—		68,698,203
Other financial liabilities		—		—		26,163,138		—		26,163,138

	~~W~~	11,402,747	~~W~~	10,078,394	~~W~~	560,507,611	~~W~~	300,232	~~W~~	582,288,984

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of March 31, 2023	March 31, 2023		December 31, 2022
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00 ~ 3.55	~~W~~	13,624,221	~~W~~	15,169,704
	Due from banks	Hana Bank and others	0.00 ~ 5.60		2,951,446		3,941,987
	Due from others	NH Investment & Securities Co., Ltd. and others	0.00 ~ 4.35		1,413,421		1,509,698

					17,989,088		20,621,389

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 5.60		5,177,999		5,653,587
	Time deposits in foreign currencies	Bank of Communications Co., Ltd.(New York) and others	0.00 ~ 9.50		483,172		573,493
	Due from others	State Steet Bank and Trust Company(Seoul) and others	0.00 ~ 10.70		2,731,151		3,066,370
					8,392,322		9,293,450

				~~W~~	26,381,410	~~W~~	29,914,839

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Financial institutions	March 31, 2023	December 31, 2022		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~13,624,221	~~W~~	15,169,704	Bank of Korea Act
	Due from banks	Shinhan Bank and others	520,612		522,306	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others	1,077,468		1,113,712	Derivatives margin account and others

			15,222,301		16,805,722

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea	1,690,448		2,350,933	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd.(New York) and others	87,685		72,437	Bank Act of the State of New York and others
	Due from others	State Steet Bank and Trust Company(Seoul) and others	1,932,849		2,092,655	Derivatives margin account and others

			3,710,982		4,516,025

			~~W~~ 18,933,283	~~W~~	21,321,747

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

7.3 Changes in allowances for credit losses of due from financial institutions for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,743	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Reversal of credit losses		(954)		—		—
Others		2		—		—

Ending	~~W~~	1,791	~~W~~	—	~~W~~	—

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,969	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision for credit losses		16		—		—
Others		935		—		—

Ending	~~W~~	3,920	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

8.1 Details of derivative financial instruments held for trading as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	March 31, 2023						December 31, 2022
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	13,232,761	~~W~~	702,640	~~W~~	415,621	~~W~~	8,261,663	~~W~~	821,603	~~W~~	431,002
Futures *		6,516,731		802		3,156		4,450,505		765		256
Swaps		401,571,481		777,826		639,788		359,581,194		859,670		694,713
Options		9,754,000		230,524		233,212		10,508,000		274,596		272,284

		431,074,973		1,711,792		1,291,777		382,801,362		1,956,634		1,398,255

Currency
Forwards		112,222,654		2,217,456		1,512,520		115,682,577		2,813,603		2,472,119
Futures *		726,205		178		3,435		413,960		36		2,364
Swaps		95,287,020		3,552,288		4,326,764		91,646,725		3,525,458		4,049,390
Options		1,643,132		16,215		9,601		1,852,065		27,258		13,025

		209,879,011		5,786,137		5,852,320		209,595,327		6,366,355		6,536,898

Stock and index
Futures *		2,064,509		53,996		82,099		1,828,302		37,455		89,624
Swaps		6,067,122		324,090		323,345		6,649,735		377,840		492,275
Options		7,645,196		204,118		299,480		7,257,715		168,311		359,274

		15,776,827		582,204		704,924		15,735,752		583,606		941,173

Credit
Swaps		3,299,270		26,426		14,117		3,006,114		32,860		17,468

		3,299,270		26,426		14,117		3,006,114		32,860		17,468

Commodity
Futures *		52,721		606		3,393		28,577		1,970		941
Options		90,192		1,059		1,059		131,500		887		885

		142,913		1,665		4,452		160,077		2,857		1,826

Others		1,128,896		40,151		306,569		1,003,301		41,859		313,917

	~~W~~	661,301,890	~~W~~	8,148,375	~~W~~	8,174,159	~~W~~	612,301,933	~~W~~	8,984,171	~~W~~	9,209,537

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,403,319	~~W~~	2,685,926	~~W~~	2,678,364	~~W~~	1,546,564	~~W~~	311,613	~~W~~	2,146,204	~~W~~	14,771,990
Average price condition (%)		3.86		4.34		4.67		4.71		4.84		4.53		4.31
Average price condition (KRW/USD)		1,271.31		1,291.55		1,303.80		—		—		—		1,284.84
Average price condition (KRW/EUR)		1,360.87		1,394.97		—		1,421.53		—		—		1,398.82
Average price condition (KRW/AUD)		878.06		874.59		—		—		—		—		876.99
Average price condition (KRW/GBP)		1,614.95		—		1,614.95		—		—		—		1,614.95
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,567,539	~~W~~	1,410,547	~~W~~	1,848,228	~~W~~	1,062,660	~~W~~	1,092,547	~~W~~	210,000	~~W~~	8,191,521
Average price condition (%)		4.02		4.01		4.87		—		5.63		4.29		4.51
Average price condition (KRW/USD)		1,159.47		1,193.26		1,192.85		1,163.85		1,148.76		1,232.00		1,202.30
Average price condition (KRW/EUR)		—		1,364.00		1,374.73		—		1,392.00		—		1,372.29
Average price condition (KRW/AUD)		—		853.40		889.00		—		—		—		866.92
Average price condition (KRW/SGD)		—		—		—		—		—		866.14		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	59,487	~~W~~	—	~~W~~	—	~~W~~	209,912	~~W~~	—	~~W~~	—	~~W~~	269,399
Average price condition (KRW/USD)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (KRW/GBP)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,677,321	~~W~~	1,921,072	~~W~~	2,701,675	~~W~~	1,883,332	~~W~~	426,551	~~W~~	2,147,845	~~W~~	14,757,796
Average price condition (%)		4.17		4.52		4.64		4.56		4.36		4.64		4.43
Average price condition (KRW/USD)		1197.01		1262.56		1276.70		—		—		—		1240.59
Average price condition (KRW/EUR)		1363.42		1373.32		—		1436.86		—		—		1387.71
Average price condition (KRW/AUD)		886.23		895.76		—		—		—		—		890.17
Average price condition (KRW/GBP)		1617.02		—		1535.25		—		—		—		1537.85
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,033,420	~~W~~	892,720	~~W~~	1,846,139	~~W~~	771,585	~~W~~	1,078,676	~~W~~	210,000	~~W~~	7,832,540
Average price condition (%)		2.90		2.60		4.42		4.62		4.95		3.99		3.54
Average price condition (KRW/USD)		1178.13		1196.80		1166.24		1225.35		1252.61		—		1202.02
Average price condition (KRW/EUR)		1,321.00		1,364.00		1374.73		—		—		—		1362.51
Average price condition (KRW/AUD)		—		856.40		851.50		—		—		—		853.40
Average price condition (KRW/SGD)		866.14		—		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	65,012	~~W~~	27,499	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	92,511
Average price condition (KRW/USD)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (KRW/GBP)		—		1465.26		—		—		—		—		1465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of March 31, 2023 and December 31, 2022 and changes in fair value for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)		March 31, 2023								2023
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate
	Debt securities in Korean won	~~W~~	2,236,630	~~W~~	—	~~W~~	(73,375)	~~W~~	—	~~W~~	31,436
	Debt securities in foreign currencies		3,017,109		—		(191,912)		—		32,577
	Deposits in foreign currencies		—		31,247		—		(7,868)		(723)
	Debentures in Korean won		—		6,115,861		—		(184,139)		(62,513)
	Debentures in foreign currencies		—		1,247,589		—		(82,287)		(13,577)

			5,253,739		7,394,697		(265,287)		(274,294)		(12,800)

Currency
	Debt securities in foreign currencies		1,228,671		—		(88,474)		—		3,524

			1,228,671		—		(88,474)		—		3,524

		~~W~~	6,482,410	~~W~~	7,394,697	~~W~~	(353,761)	~~W~~	(274,294)	~~W~~	(9,276)

(In millions of Korean won)		December 31, 2022								2022
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate
	Debt securities in Korean won	~~W~~	2,467,171	~~W~~	—	~~W~~	(107,444)	~~W~~	—	~~W~~	(50,160)
	Debt securities in foreign currencies		3,142,973		—		(232,085)		—		(118,722)
	Deposits in foreign currencies		—		29,429		—		(8,591)		3,905
	Debentures in Korean won		—		5,690,371		—		(249,629)		85,044
	Debentures in foreign currencies		—		1,196,781		—		(95,865)		58,476

			5,610,144		6,916,581		(339,529)		(354,085)		(21,457)

Currency
	Debt securities in foreign currencies		1,602,384		—		(79,616)		—		65,699

			1,602,384		—		(79,616)		—		65,699

		~~W~~	7,212,528	~~W~~	6,916,581	~~W~~	(419,145)	~~W~~	(354,085)	~~W~~	44,242

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

8.3.2 Details of derivative instruments designated as fair value hedge as of March 31, 2023 and December 31, 2022 and changes in fair value for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	March 31, 2023						2023
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	13,205,241	~~W~~	153,380	~~W~~	94,043	~~W~~	19,106
Currency
Forwards		1,566,749		20,748		41,522		(34,224)

	~~W~~	14,771,990	~~W~~	174,128	~~W~~	135,565	~~W~~	(15,118)

(In millions of Korean won)	December 31, 2022						2022
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	13,290,183	~~W~~	186,258	~~W~~	104,856	~~W~~	27,986
Currency
Forwards		1,467,613		37,015		29,069		(47,814)

	~~W~~	14,757,796	~~W~~	223,273	~~W~~	133,925	~~W~~	(19,828)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023		2022
Hedge accounting
Interest rate	~~W~~	6,306	~~W~~	6,529
Currency		(30,700)		17,885

	~~W~~	(24,394)	~~W~~	24,414

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Losses on hedging instruments	~~W~~	(16,661)	~~W~~	(14,460)
Gains (losses) on hedged items attributable to the hedged risk		(8,396)		38,039
	~~W~~	(25,057)	~~W~~	23,579

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of March 31, 2023 and December 31, 2022 and changes in fair value for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	March 31, 2023		December 31, 2022		2023		2022
Hedge accounting
Interest rate risk	~~W~~	18,485	~~W~~	46,234	~~W~~	11,856	~~W~~	(35,761)
Currency risk		(34,318)		(26,602)		(9,580)		(4,264)

	~~W~~	(15,833)	~~W~~	19,632	~~W~~	2,276	~~W~~	(40,025)

8.4.2 Details of derivative instruments designated as cash flow hedge as of March 31, 2023 and December 31, 2022 and changes in fair value for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	March 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	352,741	~~W~~	31,407	~~W~~	72,130	~~W~~	3,269
Swaps		4,151,307		74,139		6,879		(27,615)
Currency
Swaps		3,687,473		160,645		119,508		9,301
	~~W~~	8,191,521	~~W~~	266,191	~~W~~	198,517	~~W~~	(15,045)

(In millions of Korean won)	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,079,652	~~W~~	20,200	~~W~~	56,753	~~W~~	—
Swaps		3,231,288		101,975		124		25,828
Currency
Swaps		3,521,600		116,961		98,237		51,328
	~~W~~	7,832,540	~~W~~	239,136	~~W~~	155,114	~~W~~	77,156

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022

Gains (losses) on hedging instruments:	~~W~~	(15,045)	~~W~~	77,156
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(15,587)		41,726
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		542		35,430

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other comprehensive income (loss)	~~W~~	(15,587)	~~W~~	41,726
Reclassification to profit or loss		(16,462)		(9,871)
Income tax effect		(3,416)		(3,859)

	~~W~~	(35,465)	~~W~~	27,996

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of March 31, 2023 and December 31, 2022 and changes in fair value for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	March 31, 2023		December 31, 2022		2023		2022
Hedge accounting
Currency risk	~~W~~	(144,875)	~~W~~	(114,743)	~~W~~	40,949	~~W~~	29,425

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of March 31, 2023 and December 31, 2022 and changes in fair value for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	March 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	269,399	~~W~~	—	~~W~~	8,126	~~W~~	(1,748)
Debentures in foreign currencies		1,400,281		—		1,400,281		(39,201)

	~~W~~	1,669,680	~~W~~	—	~~W~~	1,408,407	~~W~~	(40,949)

(In millions of Korean won)	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	92,511	~~W~~	—	~~W~~	11,193	~~W~~	(2,253)
Debentures in foreign currencies		1,361,080		—		1,361,080		(27,172)

	~~W~~	1,453,591	~~W~~	—	~~W~~	1,372,273	~~W~~	(29,425)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Debentures in foreign currencies	~~W~~	1,267,493	~~W~~	1,211,215

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Losses on hedging instruments:	~~W~~	(40,949)	~~W~~	(29,425)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(40,949)		(29,425)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other comprehensive loss	~~W~~	(40,949)	~~W~~	(29,425)
Reclassification to profit or loss		—		—
Income tax effect		10,816		5,259

	~~W~~	(30,133)	~~W~~	(24,166)

8.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

9. Loans Measured at Amortized Cost

9.1 Details of loans as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	436,314,008	~~W~~	436,647,081
Deferred loan origination fees and costs		542,599		552,834
Less: Allowances for credit losses		(4,667,167)		(4,160,984)

	~~W~~	432,189,440	~~W~~	433,038,931

9.2 Details of loans to banks as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	11,867,692	~~W~~	9,751,737
Less: Allowances for credit losses		(1,248)		(1,950)

	~~W~~	11,866,444	~~W~~	9,749,787

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	173,329,650	~~W~~	179,514,536	~~W~~	—	~~W~~	352,844,186
Loans in foreign currencies		5,510,431		26,276,693		—		31,787,124
Domestic import usance bills		—		4,582,838		—		4,582,838
Off-shore funding loans		—		824,730		—		824,730
Call loans		—		2,598		—		2,598
Bills bought in Korean won		—		3,266		—		3,266
Bills bought in foreign currencies		—		1,872,488		—		1,872,488
Guarantee payments under acceptances and guarantees		1		19,581		—		19,582
Credit card receivables in Korean won		—		—		21,867,521		21,867,521
Credit card receivables in foreign currencies		—		—		49,176		49,176
Bonds purchased under repurchase agreements		200		2,943,730		—		2,943,930
Privately placed bonds		—		637,917		—		637,917
Factored receivables		115		4		—		119
Lease receivables		531,549		490,916		—		1,022,465
Loans for installment credit		5,955,229		575,746		—		6,530,975

		185,327,175		217,745,043		21,916,697		424,988,915

Proportion (%)		43.61		51.24		5.15		100.00
Less: Allowances for credit losses		(1,413,393)		(2,364,438)		(888,088)		(4,665,919)

	~~W~~	183,913,782	~~W~~	215,380,605	~~W~~	21,028,609	~~W~~	420,322,996

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	177,278,504	~~W~~	177,766,170	~~W~~	—	~~W~~	355,044,674
Loans in foreign currencies		4,667,895		26,052,080		—		30,719,975
Domestic import usance bills		—		4,499,072		—		4,499,072
Off-shore funding loans		—		908,266		—		908,266
Call loans		—		119,066		—		119,066
Bills bought in Korean won		—		285,727		—		285,727
Bills bought in foreign currencies		—		1,780,874		—		1,780,874
Guarantee payments under acceptances and guarantees		1		18,459		—		18,460
Credit card receivables in Korean won		—		—		22,562,217		22,562,217
Credit card receivables in foreign currencies		—		—		47,376		47,376
Bonds purchased under repurchase agreements		—		3,151,157		—		3,151,157
Privately placed bonds		—		719,079		—		719,079
Factored receivables		111		5		—		116
Lease receivables		576,165		558,318		—		1,134,483
Loans for installment credit		5,915,223		542,413		—		6,457,636

		188,437,899		216,400,686		22,609,593		427,448,178

Proportion (%)		44.08		50.63		5.29		100.00
Less: Allowances for credit losses		(1,337,366)		(1,983,825)		(837,842)		(4,159,033)

	~~W~~	187,100,533	~~W~~	214,416,861	~~W~~	21,771,751	~~W~~	423,289,145

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023

	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	602,037	~~W~~	284,816	~~W~~	450,513	~~W~~	522,552	~~W~~	561,936	~~W~~	901,288	~~W~~	163,185	~~W~~	354,315	~~W~~	320,342
Transfer between stages:
Transfer to 12-month expected credit losses		55,094		(52,194)		(2,900)		61,522		(42,662)		(18,860)		54,295		(49,988)		(4,307)
Transfer to lifetime expected credit losses		(37,148)		51,168		(14,020)		(33,114)		48,928		(15,814)		(20,725)		22,301		(1,576)
Impairment		(4,115)		(46,781)		50,896		(1,277)		(35,598)		36,875		(661)		(67,502)		68,163
Write-offs		—		—		(112,702)		—		—		(37,236)		—		—		(118,121)
Sales		(207)		(347)		(1,624)		99		(188)		(4,921)		—		—		—
Provision (reversal) for credit losses [1,2]		(15,086)		55,445		132,533		141,358		126,828		103,854		(22,119)		75,525		124,060
Others (exchange differences, etc.)		1,157		536		16,322		2,605		4,182		43,329		187		9		(9,295)

Ending	~~W~~	601,732	~~W~~	292,643	~~W~~	519,018	~~W~~	693,745	~~W~~	663,426	~~W~~	1,008,515	~~W~~	174,162	~~W~~	334,660	~~W~~	379,266

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022

	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	474,475	~~W~~	242,819	~~W~~	288,912	~~W~~	448,084	~~W~~	477,993	~~W~~	960,964	~~W~~	175,168	~~W~~	322,649	~~W~~	294,327
Transfer between stages:
Transfer to 12-month expected credit losses		53,405		(45,501)		(7,904)		39,824		(27,715)		(12,109)		36,639		(35,886)		(753)
Transfer to lifetime expected credit losses		(30,890)		51,294		(20,404)		(21,253)		30,257		(9,004)		(19,984)		20,928		(944)
Impairment		(4,391)		(41,993)		46,384		(799)		(14,885)		15,684		(331)		(45,444)		45,775
Write-offs		—		(1)		(109,796)		—		—		(153,036)		—		—		(112,006)
Sales		(178)		(5)		(4,952)		—		—		—		—		—		—
Provision (reversal) for credit losses [1,2]		(45,707)		28,960		106,321		10,397		39,611		31,778		(16,236)		67,471		64,628
Others (exchange differences, etc.)		(266)		75		1,189		1,948		(7,598)		8,876		6		—		(3,235)

Ending	~~W~~	446,448	~~W~~	235,648	~~W~~	299,750	~~W~~	478,201	~~W~~	497,663	~~W~~	843,153	~~W~~	175,262	~~W~~	329,718	~~W~~	287,792

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 18.2), provision (reversal) for credit losses of financial guarantee contracts (Note 18.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 92,434 million and ~~W~~ 145,059 million of collections from written-off loans for the three-month periods ended March 31, 2023 and 2022, respectively.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 9,843,134 million and ~~W~~ 9,830,171 million as of March 31, 2023 and December 31, 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

10.2 Changes in gross carrying amount of loans for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	399,089,134	~~W~~	34,563,171	~~W~~	3,547,610
Transfer between stages:
Transfer to 12-month expected credit losses		10,798,013		(10,353,019)		(444,994)
Transfer to lifetime expected credit losses (non-impaired)		(10,306,126)		10,618,206		(312,080)
Transfer to lifetime expected credit losses (impaired)		(761,095)		(860,228)		1,621,323
Write-offs		—		(1)		(268,058)
Sales		(1,520,510)		(6,142)		(40,956)
Net increase (decrease) (execution, repayment, and others)		2,962,015		(1,519,686)		50,030

Ending	~~W~~	400,261,431	~~W~~	32,442,301	~~W~~	4,152,875

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	381,796,028	~~W~~	32,788,361	~~W~~	3,485,825
Transfer between stages:
Transfer to 12-month expected credit losses		8,021,172		(7,948,685)		(72,487)
Transfer to lifetime expected credit losses (non-impaired)		(9,920,407)		10,030,378		(109,971)
Transfer to lifetime expected credit losses (impaired)		(160,128)		(485,976)		646,104
Write-offs		—		(1)		(374,838)
Sales		(1,993,084)		(11,107)		(9,796)
Net increase (decrease) (execution, repayment, and others)		10,850,630		(733,631)		(179,236)

Ending	~~W~~	388,594,211	~~W~~	33,639,339	~~W~~	3,385,601

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022

Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	10,670,890	~~W~~	9,310,991
Financial bonds		10,738,973		12,509,496
Corporate bonds		5,967,012		4,983,552
Asset-backed securities		126,691		164,543
Beneficiary certificates		18,746,561		19,838,465
Derivative-linked securities		1,767,835		1,625,950
Other debt securities		17,180,395		17,466,400
Equity securities:
Stocks		3,450,051		2,926,094
Other equity securities		682,405		613,969
Loans:
Privately placed bonds		509,538		158,731
Other loans		33,874		334,831
Due from financial institutions:
Other due from financial institutions		123,992		69,469
Others		96,496		90,006

	~~W~~	70,094,713	~~W~~	70,092,497

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	30,288,427	~~W~~	29,556,711
Financial bonds		20,931,254		22,009,492
Corporate bonds		22,661,035		24,134,382
Asset-backed securities		1,417,762		662,791
Other debt securities		484,122		284,977
Equity securities:
Stocks		1,931,493		1,907,737
Equity investments		9,560		17,096
Other equity securities		511,393		410,960
Loans:
Privately placed bonds		665,601		549,272

		78,900,647		79,533,418

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,377,900		6,520,633
Financial bonds		12,141,521		10,965,141
Corporate bonds		9,732,772		10,642,200
Asset-backed securities		7,821,906		7,432,860
Other debt securities		485,522		363,985
Less: Allowances for credit losses		(6,174)		(5,578)

		36,553,447		35,919,241

	~~W~~	115,454,094	~~W~~	115,452,659

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks
Listed	~~W~~	—	~~W~~	136	~~W~~	—	~~W~~	409
Unlisted		245		13,395		245		21,230
Other equity securities		—		6,605		—		2,219

	~~W~~	245	~~W~~	20,136	~~W~~	245	~~W~~	23,858

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks
Listed	~~W~~	—	~~W~~	(758)	~~W~~	1,924	~~W~~	(352)
Unlisted		—		—		—		—

	~~W~~	—	~~W~~	(758)	~~W~~	1,924	~~W~~	(352)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

11.4 Provision (reversal) for credit losses of financial investments for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,292	~~W~~	(998)	~~W~~	294
Loans measured at fair value through other comprehensive income		62		(3)		59
Securities measured at amortized cost		958		(366)		592

	~~W~~	2,312	~~W~~	(1,367)	~~W~~	945

(In millions of Korean won)	2022
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	682	~~W~~	(720)	~~W~~	(38)
Loans measured at fair value through other comprehensive income		—		(113)		(113)
Securities measured at amortized cost		438		(97)		341

	~~W~~	1,120	~~W~~	(930)	~~W~~	190

11.5 Changes in allowances for credit losses of financial investments for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	16,343	~~W~~	270	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(330)		(270)		—
Provision for credit losses		892		53		—
Others		190		—		—

Ending	~~W~~	17,095	~~W~~	53	~~W~~	76

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	18,675	~~W~~	28	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(169)		(1)		—
Provision for credit losses		188		1		—
Others		168		1		—

Ending	~~W~~	18,862	~~W~~	29	~~W~~	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

12. Investments in Associates and Joint Ventures

12.1 Details of investments in associates and joint ventures as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,601	~~W~~	6,070	~~W~~	6,072	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		96,516		91,678		91,642	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		4,343		23,991		23,988	Investment finance	Korea
KG Capital Co., Ltd. [6]	49.00		9,800		—		—	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(16,230)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.86		440		104		104	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	12.24		800		155		157	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		652		1,419	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		2,997		2,997	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		5,300		5,300	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,250		4,250	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		25,927		24,318		25,015	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,801		4,801	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		9,072		12,648		12,648	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		10,850		15,176		14,426	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		3,769		3,770	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		953		953	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		23,801		25,537		25,537	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		18,041		16,584		16,585	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		18,967		18,969	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,500		9,500	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

All Together Korea Fund No.2 [5]	99.99	~~W~~	10,000	~~W~~	10,312	~~W~~	10,312	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		10,006		12,634		12,634	Asset management	Korea
December & Company Inc. [1]	16.78		29,951		2,667		2,668	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		628		628	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,308		3,308	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		10,650		8,334		8,335	Investment finance	Korea
G payment Joint Stock Company	43.84		9,341		3,376		9,613	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,954		1,954	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		830		831	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,809		2,808	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		943		943	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		788		788	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,115		1,115	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		45,296		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		4,431		3,517		3,517	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,656		1,656	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,972		1,972	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,960		1,960	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		44,178		44,178	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		986		986	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,882		1,882	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2023

	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB-KTB Technology Venture Fund [2]	50.90	~~W~~	16,800	~~W~~	16,141	~~W~~	16,142	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	88.23		19,800		18,357		18,356	Investment finance	Korea
Paramark KB Fund No.1 [1]	17.34		12,199		10,780		10,780	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		7,268		7,269		7,220	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,966		1,966	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,970		1,970	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1st	23.26		2,000		1,972		1,972	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		13,700		13,207		13,207	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		200,000		58,208		190,850	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		9,455		9,455	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,345		1,345	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,997		1,997	Investment finance	Korea
Lakewood-AVES Fund No.1	39.06		2,000		1,982		1,982	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th [2]	51.30		2,000		1,997		1,997	Investment finance	Korea
Others			2,034		218		1,342

		~~W~~	746,631	~~W~~	549,229	~~W~~	660,802

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022

	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,601	~~W~~	5,978	~~W~~	5,978	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		96,516		90,653		90,617	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		8,143		19,840		19,836	Investment finance	Korea
KG Capital Co., Ltd.	49.00		9,800		20,250		19,162	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(15,963)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.86		440		60		60	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	12.24		800		201		213	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		696		1,399	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		1,892		1,892	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		4,959		4,959	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,266		4,266	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		25,927		21,735		22,432	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,798		4,798	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		9,744		13,794		13,794	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		12,450		17,801		17,051	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		3,773		3,773	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		957		957	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		23,801		25,144		25,144	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		18,041		16,539		16,539	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		19,180		19,180	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,542		9,542	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,244		10,244	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022

	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00	~~W~~	10,006	~~W~~	12,554	~~W~~	12,554	Asset management	Korea
December & Company Inc. [1]	16.78		29,951		3,735		16,029	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		630		630	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,321		3,321	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		12,775		10,483		10,483	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		2,917		9,281	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,965		1,965	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		835		835	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,826		2,826	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		949		949	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		792		792	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,121		1,121	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		45,157		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		2,137		1,475		1,475	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,664		1,664	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,979		1,979	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,970		1,970	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,468		43,468	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		989		989	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,870		1,870	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		16,800		16,256		16,256	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022

	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB-SOLIDUS Healthcare Investment Fund [2]	88.23	~~W~~	19,800	~~W~~	18,651	~~W~~	18,651	Investment finance	Korea
Paramark KB Fund No.1 [1]	17.34		12,199		10,966		10,966	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		7,268		7,269		7,233	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,977		1,977	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,981		1,981	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1st	23.26		2,000		1,982		1,982	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		9,350		9,043		9,043	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		200,000		61,518		194,455	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		9,700		9,700	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,345		1,345	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,995		1,995	Investment finance	Korea
Others			2,029		(741)		1,049

		~~W~~	743,867	~~W~~	558,981	~~W~~	682,670

[1]

As of March 31, 2023 and December 31, 2022, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 21.68% and 21.68% as of March 31, 2023 and December 31, 2022, respectively, considering the potential voting rights of convertible bonds.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of March 31, 2023 and December 31, 2022, respectively, considering the potential voting rights of convertible bonds.
[5]	As of March 31, 2023 and December 31, 2022, the Group participates in the investment management committee but cannot exercise control.
[6]	The investment was classified as assets of a disposal group held for sale as of March 31, 2023.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group elected an exemption from applying the equity method for 46 companies including Banksalad Co., Ltd. and classified them as financial assets at fair value through profit or loss.

Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Assets		Liabilities		Net amount
Other provisions	~~W~~	179,615	~~W~~	—	~~W~~	179,615
Allowances for credit losses		97		(13,393)		(13,296)
Impairment losses of property and equipment		8,776		(1)		8,775
Stock index-linked deposit interest		—		(10,486)		(10,486)
Share-based payments		15,672		—		15,672
Provisions for acceptances and guarantees		46,442		—		46,442
Gains or losses on valuation of derivatives		146,400		(222,824)		(76,424)
Present value discount		16,142		(60,765)		(44,623)
Gains or losses on fair value hedge		1,222		(72,413)		(71,191)
Accrued interest		188		(152,456)		(152,268)
Deferred loan origination fees and costs		14,650		(122,875)		(108,225)
Advanced depreciation provision		—		(4,009)		(4,009)
Gains or losses on revaluation		313		(291,292)		(290,979)
Investments in subsidiaries and others		55,815		(218,332)		(162,517)
Gains or losses on valuation of security investment		1,436,976		(47,218)		1,389,758
Defined benefit liabilities		480,232		—		480,232
Accrued expenses		143,792		(3,158)		140,634
Retirement insurance expense		—		(578,329)		(578,329)
Adjustments to the prepaid contributions		5,774		(28,181)		(22,407)
Derivative-linked securities		4,644		(132,602)		(127,958)
Others		943,723		(4,290,181)		(3,346,458)

		3,500,473		(6,248,515)		(2,748,042)

Offsetting of deferred income tax assets and liabilities		(3,299,759)		3,317,009		17,250

	~~W~~	200,714	~~W~~	(2,931,506)	~~W~~	(2,730,792)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

13. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2022
	Assets		Liabilities		Net amount
Other provisions	~~W~~	195,191	~~W~~	—	~~W~~	195,191
Allowances for credit losses		2,139		(12,259)		(10,120)
Impairment losses of property and equipment		6,088		(1,476)		4,612
Share-based payments		21,406		—		21,406
Provisions for acceptances and guarantees		39,787		—		39,787
Gains or losses on valuation of derivatives		135,985		(207,778)		(71,793)
Present value discount		20,247		(2,571)		17,676
Gains or losses on fair value hedge		—		(93,833)		(93,833)
Accrued interest		—		(168,068)		(168,068)
Deferred loan origination fees and costs		13,675		(185,723)		(172,048)
Advanced depreciation provision		—		(4,018)		(4,018)
Gains or losses on revaluation		315		(292,373)		(292,058)
Investments in subsidiaries and others		48,693		(203,130)		(154,437)
Gains or losses on valuation of security investment		1,951,876		(46,551)		1,905,325
Defined benefit liabilities		497,982		(799)		497,183
Accrued expenses		268,529		—		268,529
Retirement insurance expense		—		(583,156)		(583,156)
Adjustments to the prepaid contributions		—		(27,986)		(27,986)
Derivative-linked securities		10,102		(283,840)		(273,738)
Others		2,534,543		(3,404,605)		(870,062)

		5,746,558		(5,518,166)		228,392

Offsetting of deferred income tax assets and liabilities		(5,558,186)		3,943,212		(1,614,974)

	~~W~~	188,372	~~W~~	(1,574,954)	~~W~~	(1,386,582)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

14. Financial Liabilities at Fair Value through Profit or Loss

14.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022

Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	1,851,828	~~W~~	2,102,537
Others		94,819		90,673

		1,946,647		2,193,210

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		9,895,525		10,078,394

		9,895,525		10,078,394

	~~W~~	11,842,172	~~W~~	12,271,604

14.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Amount contractually required to pay at maturity	~~W~~	9,757,084	~~W~~	9,973,340
Carrying amount		9,895,525		10,078,394

Difference	~~W~~	(138,441)	~~W~~	(105,054)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

15. Deposits

Details of deposits as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Demand deposits
Demand deposits in Korean won	~~W~~	148,909,646	~~W~~	152,079,457
Demand deposits in foreign currencies		11,800,749		12,844,385

		160,710,395		164,923,842

Time deposits
Time deposits in Korean won		189,248,643		194,117,692

		189,248,643		194,117,692

Time deposits in foreign currencies		23,865,473		23,529,633
Fair value adjustments of fair value hedged time deposits in foreign currencies		(7,868)		(8,591)

		23,857,605		23,521,042

		213,106,248		217,638,734

Certificates of deposits		8,537,842		6,325,876

Investment contract liabilities		4,876,001		5,040,452

	~~W~~	387,230,486	~~W~~	393,928,904

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

16. Borrowings

16.1 Details of borrowings as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
General borrowings	~~W~~	55,648,885	~~W~~	55,789,869
Bonds sold under repurchase agreements and others		9,238,772		11,773,494
Call money		3,016,814		4,154,003

	~~W~~	67,904,471	~~W~~	71,717,366

16.2 Details of general borrowings as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of March 31, 2023	March 31, 2023	December 31, 2022
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25 ~ 2.00	~~W~~8,302,787	~~W~~8,282,289
	Borrowings from the government	SEMAS and others	0.00 ~ 3.64	2,645,802	2,670,867
	Borrowings from banks	Shinhan Bank and others	0.00 ~ 7.79	963,004	914,360
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.96 ~ 6.96	2,239,580	2,189,510
	Other borrowings	The Korea Development Bank and others	0.00 ~ 7.50	19,130,438	19,806,869

				33,281,611	33,863,895

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—	22,456	18,266
	Borrowings from banks	Citicorp International Ltd and others	0.00 ~ 16.33	17,622,299	16,296,725
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.57 ~ 6.29	32,312	38,249
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 5.60	4,690,207	5,572,734

				22,367,274	21,925,974

				~~W~~ 55,648,885	~~W~~ 55,789,869

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

17. Debentures

17.1 Details of debentures as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	Interest rate (%) as of March 31, 2023	March 31, 2023		December 31, 2022
Debentures in Korean won
Structured debentures	5.86 ~ 8.62	~~W~~	680	~~W~~	710
Exchangeable bonds *	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 7.86		4,754,485		5,354,890
Fixed rate debentures	0.99 ~ 13.70		46,015,645		45,424,094
Floating rate debentures	3.37 ~ 5.97		5,315,000		5,455,000

			56,325,810		56,474,694
Fair value adjustments of fair value hedged debentures in Korean won			(184,139)		(249,629)
Less: Discount on debentures in Korean won			(28,555)		(29,166)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(7,614)		(8,435)

			56,105,502		56,187,464

Debentures in foreign currencies
Floating rate debentures	3.56 ~ 6.22		2,346,208		2,168,341
Fixed rate debentures	0.00 ~ 12.00		10,216,545		10,482,244

			12,562,753		12,650,585
Fair value adjustments of fair value hedged debentures in foreign currencies			(82,287)		(95,865)
Less: Discount on debentures in foreign currencies			(39,413)		(43,981)

			12,441,053		12,510,739

		~~W~~	68,546,555	~~W~~	68,698,203

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

18. Provisions

18.1 Details of provisions as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Provisions for credit losses of unused loan commitments	~~W~~	344,399	~~W~~	342,182
Provisions for credit losses of acceptances and guarantees		179,403		153,529
Provisions for credit losses of financial guarantee contracts		3,536		2,955
Provisions for restoration costs		159,407		159,033
Others		255,293		276,002

	~~W~~	942,038	~~W~~	933,701

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)

	2023
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	179,885	~~W~~	151,067	~~W~~	11,230	~~W~~	26,906	~~W~~	118,724	~~W~~	7,899
Transfer between stages:
Transfer to 12-month expected credit losses		40,637		(40,129)		(508)		215		(215)		—
Transfer to lifetime expected credit losses		(6,773)		7,000		(227)		(72)		173		(101)
Impairment		(157)		(919)		1,076		—		(101)		101
Provision (reversal) for credit losses		(6,071)		5,763		1,359		2,145		20,163		341
Others (exchange differences, etc.)		706		536		(76)		(3,559)		2,551		4,233

Ending	~~W~~	208,227	~~W~~	123,318	~~W~~	12,854	~~W~~	25,635	~~W~~	141,295	~~W~~	12,473

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

	2022
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	153,997	~~W~~	146,619	~~W~~	8,024	~~W~~	27,397	~~W~~	82,170	~~W~~	11,537
Transfer between stages:
Transfer to 12-month expected credit losses		15,229		(14,696)		(533)		52		(52)		—
Transfer to lifetime expected credit losses		(4,690)		4,895		(205)		(104)		104		—
Impairment		(26)		(465)		491		(9)		(137)		146
Provision (reversal) for credit losses		(11,876)		2,915		894		1,045		8,296		(543)
Others (exchange differences, etc.)		7,473		229		1		1,328		1,238		(89)

Ending	~~W~~	160,107	~~W~~	139,497	~~W~~	8,672	~~W~~	29,709	~~W~~	91,619	~~W~~	11,051

18.3 Changes in provisions for credit losses of financial guarantee contracts for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Beginning	~~W~~	2,955	~~W~~	5,351
Provision		594		1,264
Others		(13)		(769)

Ending	~~W~~	3,536	~~W~~	5,846

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

18.4 Changes in provisions for restoration costs for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Beginning	~~W~~	159,033	~~W~~	152,186
Provision		1,739		4,429
Reversal		(844)		(670)
Used		(2,177)		(2,073)
Unwinding of discount		1,600		690
Effect of changes in discount rate		56		17

Ending	~~W~~	159,407	~~W~~	154,579

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

18.5 Changes in other provisions for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)

	2023
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	46	~~W~~	2,794	~~W~~	113,527	~~W~~	159,635	~~W~~	276,002
Increase		21		826		716		16,534		18,097
Decrease		(16)		(818)		(24,082)		(16,391)		(41,307)
Others		—		—		3,007		(506)		2,501

Ending	~~W~~	51	~~W~~	2,802	~~W~~	93,168	~~W~~	159,272	~~W~~	255,293

(In millions of Korean won)

	2022
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	22,902	~~W~~	3,062	~~W~~	55,168	~~W~~	109,174	~~W~~	190,306
Increase		19,732		266		1,380		1,452		22,830
Decrease		(18,643)		(499)		(324)		(16,529)		(35,995)
Others		—		—		39		—		39

Ending	~~W~~	23,991	~~W~~	2,829	~~W~~	56,263	~~W~~	94,097	~~W~~	177,180

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

19. Net Defined Benefit Liabilities

19.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

19.2 Details of net defined benefit liabilities as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Present value of defined benefit obligation	~~W~~	2,149,982	~~W~~	2,215,330
Fair value of plan assets		(2,535,251)		(2,608,519)

Net defined benefit liabilities *	~~W~~	(385,269)	~~W~~	(393,189)

*

As of March 31, 2023, the net defined benefit asset of ~~W~~ 385,269 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 88,764 million from the net defined benefit asset of ~~W~~ 474,033 million. Similarly, as of December 31, 2022, the net defined benefit asset of ~~W~~ 393,189 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 85,745 million from the net defined benefit asset of ~~W~~ 478,934 million.

19.3 Details of post-employment benefits recognized in profit or loss for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Current service cost	~~W~~	47,963	~~W~~	61,103
Net interest expense on net defined benefit liabilities		(5,717)		490

Post-employment benefits *	~~W~~	42,246	~~W~~	61,593

*

Includes post-employment benefits amounting to ~~W~~ 4,707 million recognized as insurance service expenses and ~~W~~ 706 million recognized as other operating expenses and ~~W~~ 34 million recognized as advanced payments for the three-month period ended March 31, 2023, and ~~W~~ 7,015 million recognized as insurance service expenses and ~~W~~ 752 million recognized as other operating expenses for the three-month period ended March 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

20. Equity

20.1 Share Capital

20.1.1 Details of share capital as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won and in number of shares)	March 31, 2023		December 31, 2022
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		408,897,068		408,897,068
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

20.1.2 Changes in outstanding shares for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In number of shares)	2023	2022
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	(5,385,996)	—

Ending	384,248,339	389,634,335

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

20.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of March 31, 2023	March 31, 2023		December 31, 2022
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,829		478,829
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 3, 2023	Perpetual bond	4.90		548,681		—
The 11-2nd	Feb. 3, 2023	Perpetual bond	5.03		49,871		—

				~~W~~5,032,803		~~W~~4,434,251

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,282,993 million issued by Kookmin Bank, hybrid securities of ~~W~~ 82,679 million issued by KB Securities Co., Ltd. and hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

20.3 Capital Surplus

Details of capital surplus as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,219,814		4,219,856
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	16,940,689	~~W~~	16,940,731

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

20.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Remeasurements of net defined benefit liabilities	~~W~~	(83,738)	~~W~~	(88,770)
Currency translation differences		359,925		254,446
Losses on financial instruments at fair value through other comprehensive income		(4,555,639)		(6,081,560)
Share of other comprehensive loss of associates and joint ventures		(7,502)		(3,342)
Gains (Losses) on cash flow hedging instruments		(15,833)		19,632
Losses on hedging instruments of net investments in foreign operations		(144,875)		(114,742)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(8,912)		41,063
Insurance finance income		6,244,741		7,285,794

	~~W~~	1,788,167	~~W~~	1,312,521

20.5 Retained Earnings

20.5.1 Details of retained earnings as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Legal reserves *	~~W~~	1,007,686	~~W~~	839,235
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		27,823,986		27,101,037

	~~W~~	29,813,672	~~W~~	28,922,272

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

20.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

20.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,042,097	~~W~~	4,355,734
Non-controlling interests		123,225		89,214

	~~W~~	4,165,322	~~W~~	4,444,948

20.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won, except for earnings per share)	2023		2022
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(313,637)	~~W~~	77,990
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,770,564		1,360,049
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		4,562		3,491
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		4,459		3,414

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

20.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won and in number of shares)

	2023
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		19,262,733		5,385,996		—		24,648,729
Carrying amount	~~W~~	836,188	~~W~~	271,745	~~W~~	—	~~W~~	1,107,933

(In millions of Korean won and in number of shares)

	2022
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		(3,455,426)		22,718,159
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(150,000)	~~W~~	986,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

21. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	485	~~W~~	850
Securities measured at fair value through profit or loss		330,092		185,657
Loans measured at fair value through profit or loss		2,900		2,230
Securities measured at fair value through other comprehensive income		511,736		273,011
Loans measured at fair value through other comprehensive income		7,575		2,917
Due from financial institutions measured at amortized cost		75,884		20,779
Securities measured at amortized cost		255,082		182,625
Loans measured at amortized cost		5,552,026		3,553,630
Insurance finance income		5,550		4,968
Others		125,253		79,645

		6,866,583		4,306,312

Interest expense
Deposits		2,342,923		709,237
Borrowings		582,311		178,610
Debentures		629,206		325,887
Insurance finance expense		441,111		384,099
Others		85,439		56,968

		4,080,990		1,654,801

Net interest income	~~W~~	2,785,593	~~W~~	2,651,511

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

22. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Fee and commission income
Banking activity fees	~~W~~	45,928	~~W~~	44,197
Lending activity fees		25,327		19,262
Credit card and debit card related fees		402,588		370,373
Agent activity fees		54,535		43,899
Trust and other fiduciary fees		88,705		83,477
Fund management related fees		33,070		41,941
Acceptances and guarantees fees		15,731		15,060
Foreign currency related fees		75,005		65,553
Securities agency fees		30,218		31,782
Other business account commission on consignment		12,706		12,553
Commissions received on securities business		137,652		218,471
Lease fees		263,563		241,930
Others		149,674		146,431

		1,334,702		1,334,929

Fee and commission expense
Trading activity related fees *		11,760		10,856
Lending activity fees		9,073		10,806
Credit card and debit card related fees		207,452		194,979
Outsourcing related fees		43,309		34,175
Foreign currency related fees		20,535		14,221
Others		128,567		112,636

		420,696		377,673

Net fee and commission income	~~W~~	914,006	~~W~~	957,256

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

23.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	1,489,471	~~W~~	511,860
Equity securities		319,666		181,695

		1,809,137		693,555

Derivatives held for trading:
Interest rate		3,298,710		5,240,242
Currency		4,014,823		2,287,825
Stock or stock index		922,046		583,275
Credit		10,858		13,274
Commodity		9,503		8,589
Others		68,260		72,131

		8,324,200		8,205,336

Financial liabilities at fair value through profit or loss		38,162		121,849
Other financial instruments		656		75

		10,172,155		9,020,815

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		286,461		1,212,754
Equity securities		65,800		231,392

		352,261		1,444,146

Derivatives held for trading:
Interest rate		3,497,435		4,847,024
Currency		4,098,293		2,385,730
Stock or stock index		677,621		821,883
Credit		13,814		12,750
Commodity		15,531		6,875
Others		68,441		188,376

		8,371,135		8,262,638

Financial liabilities at fair value through profit or loss		152,685		33,394
Other financial instruments		471		8

		8,876,552		9,740,186

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	1,295,603	~~W~~	(719,371)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

23.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	152,957	~~W~~	491,502

		152,957		491,502

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		675,153		97,660

		675,153		97,660

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	(522,196)	~~W~~	393,842

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	532	~~W~~	3
Gains on disposal of financial instruments at fair value through other comprehensive income		46,369		6,546

		46,901		6,549
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		19,355		12,609
Gains on disposal of securities measured at amortized cost		115		—

		19,470		12,609
Gains on hedge accounting		164,463		393,213
Gains on foreign exchange transactions		3,110,232		886,677
Dividend income		20,381		22,933
Others		132,436		107,696

		3,493,883		1,429,677

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		2		326
Losses on disposal of financial instruments at fair value through other comprehensive income		28,550		25,671

		28,552		25,997

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		4,773		2,882

		4,773		2,882
Losses on hedge accounting		191,188		338,746
Losses on foreign exchange transactions		2,803,202		803,259
Deposit insurance fee		142,696		129,021
Credit guarantee fund fee		73,773		65,784
Depreciation expenses of operating lease assets		173,383		162,686
Others		336,440		317,609

		3,754,007		1,845,984

Net other operating expenses	~~W~~	(260,124)	~~W~~	(416,307)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Expenses related to employee
Employee benefits—salaries	~~W~~	662,478	~~W~~	635,087
Employee benefits—others		230,410		216,677
Post-employment benefits—defined benefit plans		36,787		53,826
Post-employment benefits—defined contribution plans		7,695		6,456
Termination benefits		956		407
Share-based payments		11,361		40,698

		949,687		953,151

Depreciation and amortization		205,533		189,749

Other general and administrative expenses
Rental expense		24,975		24,082
Tax and dues		68,777		58,825
Communication		11,413		11,671
Electricity and utilities		9,858		8,351
Publication		1,992		2,334
Repairs and maintenance		11,188		9,100
Vehicle		4,210		3,809
Travel		3,829		2,128
Training		8,832		7,626
Service fees		52,430		49,367
Electronic data processing expenses		95,359		66,156
Advertising		43,992		31,405
Others		74,211		63,624

		411,066		338,478

	~~W~~	1,566,286	~~W~~	1,481,378

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

25.2 Share-based Payments

25.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

25.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2023, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 1, 2022	57,463	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 35	May 27, 2022	6,364	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	83,557	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2015		3,183	Satisfied
Deferred grant in 2016		943	Satisfied
Deferred grant in 2018		884	Satisfied
Deferred grant in 2020		18,871	Satisfied
Deferred grant in 2021		18,105	Satisfied
Deferred grant in 2022		38,277	Satisfied

		299,505

Kookmin Bank
Series 83	Apr. 1, 2021	14,972	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	261,013	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,884	Services fulfillment, market performance 3 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	4,131	Services fulfillment, market performance 3 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance 3 0~30%, and non-market performance [4] 70~100%
Series 92	Jan. 1, 2023	213,476	Services fulfillment, market performance 3 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2023, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2016		799	Satisfied
Deferred grant in 2017		893	Satisfied
Deferred grant in 2018		1,145	Satisfied
Deferred grant in 2020		26,763	Satisfied
Deferred grant in 2021		104,643	Satisfied
Deferred grant in 2022		87,342	Satisfied

		729,863

Other subsidiaries
Stock granted in 2010		106
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,014
Stock granted in 2016		3,048	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2017		9,548
Stock granted in 2018		19,861
Stock granted in 2019		23,788
Stock granted in 2020		94,662
Stock granted in 2021		120,806
Stock granted in 2022		383,727
Stock granted in 2023		211,447

		871,145

		1,900,513

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of March 31, 2023 (Deferred grants are residual shares vested as of March 31, 2023).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.1.2 Details of stock grants linked to short-term performance as of March 31, 2023, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	2,097	Satisfied
Stock granted in 2016	3,034	Satisfied
Stock granted in 2017	306	Satisfied
Stock granted in 2018	380	Satisfied
Stock granted in 2020	12,336	Satisfied
Stock granted in 2021	23,677	Satisfied
Stock granted in 2022	45,537	Satisfied
Stock granted in 2023	13,420	Proportional to service period
Kookmin Bank
Stock granted in 2015	419	Satisfied
Stock granted in 2016	2,135	Satisfied
Stock granted in 2017	535	Satisfied
Stock granted in 2018	739	Satisfied
Stock granted in 2019	9,412	Satisfied
Stock granted in 2020	53,205	Satisfied
Stock granted in 2021	97,561	Satisfied
Stock granted in 2022	119,844	Satisfied
Stock granted in 2023	37,622	Proportional to service period
Other subsidiaries
Stock granted in 2015	4,048	Satisfied
Stock granted in 2016	18,144	Satisfied
Stock granted in 2017	35,359	Satisfied
Stock granted in 2018	82,096	Satisfied
Stock granted in 2019	91,957	Satisfied
Stock granted in 2020	262,879	Satisfied
Stock granted in 2021	464,972	Satisfied
Stock granted in 2022	511,361	Satisfied
Stock granted in 2023	53,873	Proportional to service period

	1,946,948

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

25.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 139,100 million and ~~W~~ 186,908 million as of March 31, 2023 and December 31, 2022, respectively, and the compensation costs amounting to ~~W~~ 10,870 million and ~~W~~ 44,528 million were recognized for the three-month periods ended March 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.2 Mileage stock

25.2.2.1 Details of mileage stock as of March 31, 2023, are as follows:

(In number of shares) Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
Nov. 1, 2019	119	0.00	48
Nov. 8, 2019	14	0.00	6
Dec. 5, 2019	56	0.00	39
Dec. 6, 2019	84	0.00	39
Dec. 31, 2019	87	0.00	22
Stock granted in 2020
Jan. 18, 2020	28,645	0.00	14,458
May 12, 2020	46	0.00~0.12	43
Jun. 30, 2020	206	0.00~0.25	147
Aug. 26, 2020	40	0.00~0.41	27
Oct. 29, 2020	160	0.00~0.58	107
Nov. 6, 2020	45	0.00~0.60	37
Nov. 30, 2020	35	0.00~0.67	34
Dec. 2, 2020	57	0.00~0.67	33
Dec. 4, 2020	154	0.00~0.68	95
Dec. 30, 2020	88	0.00~0.75	64
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~0.79	16,766
Apr. 5, 2021	89	0.00~1.01	53
Jul. 1, 2021	54	0.00~1.25	54
Jul. 2, 2021	11	0.00~1.25	11
Jul. 27, 2021	70	0.00~1.32	63
Nov. 1, 2021	71	0.00~1.59	71
Nov. 16, 2021	53	0.00~1.63	13
Dec. 3, 2021	91	0.00~1.68	79
Dec. 6, 2021	87	0.00~1.68	79
Dec. 30, 2021	76	0.00~1.75	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.2.1 Details of mileage stock as of March 31, 2023, are as follows: (cont’d)

(In number of shares) Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~1.79	17,749
Apr. 4, 2022	65	0.00~2.01	65
Apr. 19, 2022	33	0.00~2.05	33
Jul. 1, 2022	62	0.00~2.25	62
Aug. 3, 2022	62	0.00~2.34	62
Aug. 9, 2022	80	0.00~2.36	76
Oct. 19, 2022	55	0.00~2.55	55
Nov. 1, 2022	177	0.00~2.59	177
Dec. 1, 2022	49	0.00~2.67	49
Dec. 2, 2022	42	0.00~2.67	42
Dec. 6, 2022	88	0.00~2.68	88
Dec. 12, 2022	114	0.00~2.70	114
Dec. 15, 2022	42	0.00~2.71	42
Dec. 30, 2022	114	0.00~2.75	114
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~2.78	22,205
Jan. 14, 2023	742	0.00~2.79	688
Mar. 7, 2023	58	0.00~2.93	58
Mar. 27, 2023	58	0.00~2.99	58
Mar. 31, 2023	98	0.00~3.00	99

	104,513		74,300

[1]

Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of March 31, 2023. These shares are vested immediately at grant date.

25.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 3,540 million and ~~W~~ 2,738 million as of March 31, 2023 and December 31, 2022, respectively. The compensation costs amounting to ~~W~~ 1,351 million and ~~W~~ 1,551 million were recognized as expenses for the three-month periods ended March 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of executives of KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.

25.2.3.1 Details of long-term share-based payments as of March 31, 2023, are as follows:

(In number of shares)	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	0.75	Services fulfillment

25.2.3.2 The accrued expenses for long-term share-based payments are ~~W~~ 616 million and ~~W~~ 625 million as of March 31, 2023 and December 31, 2022, respectively. The reversal compensation costs amounting to ~~W~~ 9 million were recognized for the three-month period ended March 31, 2023, and the compensation costs amounting to ~~W~~ 70 million were recognized for the three-month period ended March 31, 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

26. Income Tax Expense

26.1 Details of income tax expense for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Income tax payable
Current income tax expense	~~W~~	(893,807)	~~W~~	643,118
Adjustments of income tax of prior years recognized in current tax		(17,226)		(15,190)

		(911,033)		627,928

Changes in deferred income tax assets and liabilities *		1,344,210		65,765

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		(1,849)		4,300
Currency translation differences		(4,505)		(6,432)
Net gains or losses on financial assets at fair value through other comprehensive income		(333,717)		759,818
Share of other comprehensive income or loss of associates and joint ventures		(2,570)		(104)
Gains or losses on cash flow hedging instruments		(3,416)		(3,859)
Gains or losses on hedging instruments of net investments in foreign operations		10,816		5,259
Gain on revaluation of property, plant and equipment		84		—
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		18,002		309
Insurance finance income		396,257		(1,009,594)

Others		17,371		4,761
Income tax expense	~~W~~	529,650	~~W~~	448,151

27. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2022, amounting to ~~W~~ 564,970 million (~~W~~ 1,450 per share) were declared at the annual general shareholders’ meeting on March 24, 2023. The Group’s consolidated financial statements as of and for the three-month period ended March 31, 2023, reflect this dividend payable. Meanwhile, the annual dividends and quarterly dividends paid in 2022 were ~~W~~ 853,299 million (~~W~~ 2,190 per share) and ~~W~~ 584,452 million (~~W~~ 500 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

28. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(88,770)	~~W~~	6,881	~~W~~	—	~~W~~	—	~~W~~	(1,849)	~~W~~	(83,738)
Currency translation differences		254,446		109,984		—		—		(4,505)		359,925
Losses on financial instruments at fair value through other comprehensive income		(6,081,560)		1,844,699		14,181		758		(333,717)		(4,555,639)
Share of other comprehensive loss of associates and joint ventures		(3,342)		(1,590)		—		—		(2,570)		(7,502)
Gains (losses) on cash flow hedging instruments		19,632		(15,586)		(16,463)		—		(3,416)		(15,833)
Losses on hedging instruments of net investments in foreign operations		(114,742)		(40,949)		—		—		10,816		(144,875)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(67,977)		—		—		18,002		(8,912)
Gains on revaluation of property and equipment		—		(84)		—		—		84		—
Insurance finance income		7,285,794		(1,437,310)		—		—		396,257		6,244,741

	~~W~~	1,312,521	~~W~~	398,068	~~W~~	(2,282)	~~W~~	758	~~W~~	79,102	~~W~~	1,788,167

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

28. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2022
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(328,392)	~~W~~	(15,284)	~~W~~	—	~~W~~	—	~~W~~	4,300	~~W~~	(339,376)
Currency translation differences		96,129		88,982		—		—		(6,432)		178,679
Gains (losses) on financial instruments at fair value through other comprehensive income		434,956		(3,460,630)		152,326		352		759,818		(2,113,178)
Share of other comprehensive loss of associates and joint ventures		(2,980)		181		—		—		(104)		(2,903)
Gains (losses) on cash flow hedging instruments		(6,535)		41,726		(9,871)		—		(3,859)		21,461
Losses on hedging instruments of net investments in foreign operations		(35,658)		(29,425)		—		—		5,259		(59,824)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		(1,123)		—		—		309		1,394
Assets of a disposal group held for sale		7,671		(7,671)		—		—		—		—
Insurance finance income		1,255,023		3,695,679		—		—		(1,009,594)		3,941,108

	~~W~~	1,422,422	~~W~~	312,435	~~W~~	142,455	~~W~~	352	~~W~~	(250,303)	~~W~~	1,627,361

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

29. Earnings per Share

29.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

29.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2023	2022
	Number of shares	Number of shares
Number of issued ordinary shares	408,897,068	412,352,494
Number of treasury shares *	(24,648,729)	(22,718,159)

Average number of ordinary shares outstanding	388,114,802	389,634,335

*	Initial date of treasury stock that was deducted by retirement is February 14, 2022.

29.1.2 Basic earnings per share

(In Korean won and in number of shares)	2023		2022
Profit attributable to shareholders of the Parent Company	~~W~~	1,497,630,961,975	~~W~~	1,460,572,444,689
Deduction: Dividends on hybrid securities		(40,704,075,000)		(22,533,200,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		1,456,926,886,975		1,438,039,244,689
Weighted average number of ordinary shares outstanding (B)		388,114,802		389,634,335
Basic earnings per share (A/B)	~~W~~	3,754	~~W~~	3,691

29.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

29.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2023		2022
Profit attributable to shareholders of the Parent Company	~~W~~	1,497,630,961,975	~~W~~	1,460,572,444,689
Deduction: Dividends on hybrid securities		(40,704,075,000)		(22,533,200,000)

Profit attributable to ordinary equity holders of the Parent Company		1,456,926,886,975		1,438,039,244,689
Adjustments: Interest expense on exchangeable bonds		604,566,012		587,084,503

Adjusted profit for diluted earnings per share	~~W~~	1,457,531,452,987	~~W~~	1,438,626,329,192

29.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2023		2022
Weighted average number of ordinary shares outstanding	~~W~~	388,114,802	~~W~~	389,634,335
Adjustment:
Stock grants		4,129,985		3,954,872
Exchangeable bonds		5,000,000		5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	~~W~~	397,244,787	~~W~~	398,589,207

29.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2023		2022
Adjusted profit for diluted earnings per share	~~W~~	1,457,531,452,987	~~W~~	1,438,626,329,192
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		397,244,787		398,589,207

Diluted earnings per share	~~W~~	3,669	~~W~~	3,609

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30. Insurance Contracts

30.1 Insurance Contracts Assets and Liabilities

30.1.1 Details of insurance contract assets and insurance contract liabilities as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	140,153	~~W~~	12,394	~~W~~	—	~~W~~	—
Insurance contract liabilities		11,199,215		361,785		7,140,104		6,052,186		—		18,969,089		1,629,377		2,172,701		234,052

Net insurance contract liabilities	~~W~~	11,199,215	~~W~~	361,785	~~W~~	7,140,104	~~W~~	6,052,186	~~W~~	—	~~W~~	18,828,936	~~W~~	1,616,983	~~W~~	2,172,701	~~W~~	234,052

Reinsurance contract assets	~~W~~	(11)	~~W~~	(90)	~~W~~	—	~~W~~	—	~~W~~	2,932	~~W~~	400,311	~~W~~	1,023,951	~~W~~	14,520	~~W~~	69,584
Reinsurance contract liabilities		14,015		16,966		—		—		—		—		3,228		—		—

Net reinsurance contract assets	~~W~~	(14,026)	~~W~~	(17,056)	~~W~~	—	~~W~~	—	~~W~~	2,932	~~W~~	400,311	~~W~~	1,020,723	~~W~~	14,520	~~W~~	69,584

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30.1.1 Details of insurance contract assets and insurance contract liabilities as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	78,687	~~W~~	4,617	~~W~~	—	~~W~~	—
Insurance contract liabilities		10,518,422		327,144		7,315,863		5,698,737		—		18,195,275		1,469,824		2,172,574		222,173

Net insurance contract liabilities	~~W~~	10,518,422	~~W~~	327,144	~~W~~	7,315,863	~~W~~	5,698,737	~~W~~	—	~~W~~	18,116,588	~~W~~	1,465,207	~~W~~	2,172,574	~~W~~	222,173

Reinsurance contract assets	~~W~~	837	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,827	~~W~~	381,733	~~W~~	1,014,266	~~W~~	31,750	~~W~~	63,553
Reinsurance contract liabilities		12,008		16,572		—		—		—		—		3,148		—		—

Net reinsurance contract assets	~~W~~	(11,171)	~~W~~	(16,572)	~~W~~	—	~~W~~	—	~~W~~	3,827	~~W~~	381,733	~~W~~	1,011,118	~~W~~	31,750	~~W~~	63,553

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	62,479	~~W~~	8,083	~~W~~	9,510	~~W~~	21,411	~~W~~	—	~~W~~	1,010,661	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,112,144
Changes in risk adjustment due to release of risk		4,159		714		1,290		1,174		—		45,090		—		—		—		52,427
Contractual service margin recognised in profit or loss for the services provided		71,210		4,425		8,422		22,198		—		197,115		—		—		—		303,370
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		1,554		643		1,218		1,011		—		39,045		—		—		—		43,471
Other insurance revenues		(258)		(69)		(140)		(360)		—		—		—		—		—		(827)

	~~W~~	139,144	~~W~~	13,796	~~W~~	20,300	~~W~~	45,434	~~W~~	—	~~W~~	1,291,911	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,510,585

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		308,606		656,324		22,011		986,941

Total insurance revenue	~~W~~	139,144	~~W~~	13,796	~~W~~	20,300	~~W~~	45,434	~~W~~	—	~~W~~	1,291,911	~~W~~	308,606	~~W~~	656,324	~~W~~	22,011	~~W~~	2,497,526

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(51,467)	~~W~~	(7,373)	~~W~~	(7,250)	~~W~~	(20,362)	~~W~~	—	~~W~~	(1,003,510)	~~W~~	(339,518)	~~W~~	(540,391)	~~W~~	(24,941)	~~W~~	(1,994,812)
Amortization of insurance acquisition cash flows		(1,554)		(643)		(1,218)		(1,011)		—		(35,311)		(26,589)		(74,436)		(683)		(141,445)
Changes in fulfilment cash flows relating to incurred claims		(7,820)		(3,064)		(1,871)		(2,986)		—		(4,789)		88,913		(5,522)		—		62,861
Losses on onerous contracts and reversals		(1,339)		1,163		(573)		(5,000)		—		(2,980)		769		—		—		(7,960)
Other insurance service expenses		(1,405)		(62)		(872)		(269)		—		—		—		—		—		(2,608)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(63,585)		(9,979)		(11,784)		(29,628)		—		(1,046,590)		—		—		—		(1,161,566)

Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(276,425)		(620,349)		(25,624)		(922,398)

Total insurance service expenses	~~W~~	(63,585)	~~W~~	(9,979)	~~W~~	(11,784)	~~W~~	(29,628)	~~W~~	—	~~W~~	(1,046,590)	~~W~~	(276,425)	~~W~~	(620,349)	~~W~~	(25,624)	~~W~~	(2,083,964)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		42		284		—		—		152		32,639		195,307		311		6,022		234,757
Changes in fulfilment cash flows relating to incurred claims		(227)		(129)		—		—		(173)		5,815		(76,205)		422		—		(70,497)
Recognition and reversal of loss-recovery component		(22)		(2)		—		—		189		212		(51)		—		—		326
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		(207)		153		—		—		168		37,930		—		—		—		38,044

Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		736		119,051		733		6,022		126,542

Total reinsurance income	~~W~~	(207)	~~W~~	153	~~W~~	—	~~W~~	—	~~W~~	168	~~W~~	38,666	~~W~~	119,051	~~W~~	733	~~W~~	6,022	~~W~~	164,586

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(223)	~~W~~	(541)	~~W~~	—	~~W~~	—	~~W~~	(332)	~~W~~	(36,635)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(37,731)
Changes in risk adjustment due to release of risk		(32)		(37)		—		—		(14)		(2,070)		—		—		—		(2,153)
Contractual service margin recognised in profit or loss for the services received		(245)		(227)		—		—		(270)		1,330		—		—		—		588
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		4		2		—		—		42		—		—		—		—		48

	~~W~~	(496)	~~W~~	(803)	~~W~~	—	~~W~~	—	~~W~~	(574)	~~W~~	(37,375)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(39,248)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(252)		(147,900)		(2,923)		(7,178)		(158,253)

Total reinsurance expense		(496)		(803)		—		—		(574)		(37,627)		(147,900)		(2,923)		(7,178)		(197,501)

Total insurance service result	~~W~~	74,856	~~W~~	3,167	~~W~~	8,516	~~W~~	15,806	~~W~~	(406)	~~W~~	246,360	~~W~~	3,332	~~W~~	33,785	~~W~~	(4,769)	~~W~~	380,647

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	60,635	~~W~~	7,203	~~W~~	9,160	~~W~~	20,149	~~W~~	—	~~W~~	905,136	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,002,283
Changes in risk adjustment due to release of risk		4,072		406		1,167		637		—		40,513		—		—		—		46,795
Contractual service margin recognised in profit or loss for the services provided		51,941		4,107		5,547		19,677		—		173,729		—		—		—		255,001
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		2,482		290		795		1,117		—		30,579		—		—		—		35,263
Other insurance revenues		(150)		(63)		(54)		(89)		—		—		—		—		—		(356)

	~~W~~	118,980	~~W~~	11,943	~~W~~	16,615	~~W~~	41,491	~~W~~	—	~~W~~	1,149,957	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,338,986

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		298,839		623,712		20,110		942,661

Total insurance revenue	~~W~~	118,980	~~W~~	11,943	~~W~~	16,615	~~W~~	41,491	~~W~~	—	~~W~~	1,149,957	~~W~~	298,839	~~W~~	623,712	~~W~~	20,110	~~W~~	2,281,647

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(52,280)	~~W~~	(6,579)	~~W~~	(9,369)	~~W~~	(17,921)	~~W~~	—	~~W~~	(925,022)	~~W~~	(280,498)	~~W~~	(491,119)	~~W~~	(19,597)	~~W~~	(1,802,385)
Amortization of insurance acquisition cash flows		(2,482)		(290)		(795)		(1,117)		—		(40,213)		(28,359)		(68,923)		(560)		(142,739)
Changes in fulfilment cash flows relating to incurred claims		(6,681)		(250)		1,716		(206)		—		87,916		77,558		254		—		160,307
Losses on onerous contracts and reversals		(654)		(347)		4,173		(8,926)		—		(3,279)		(40)		—		—		(9,073)
Other insurance service expenses		3,074		71		763		210		—		—		—		—		—		4,118

Insurance service expenses for insurance contracts not applying the premium allocation approach		(59,023)		(7,395)		(3,512)		(27,960)		—		(880,598)		—		—		—		(978,488)

Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(231,339)		(559,788)		(20,157)		(811,284)

Total insurance service expenses	~~W~~	(59,023)	~~W~~	(7,395)	~~W~~	(3,512)	~~W~~	(27,960)	~~W~~	—	~~W~~	(880,598)	~~W~~	(231,339)	~~W~~	(559,788)	~~W~~	(20,157)	~~W~~	(1,789,772)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		548		294		—		—		839		22,837		135,049		1,876		(29,906)		131,537
Changes in fulfilment cash flows relating to incurred claims		53		(45)		—		—		(254)		(10,596)		(55,013)		65		—		(65,790)
Recognition and reversal of loss-recovery component		(449)		5		—		—		14		678		(40)		—		—		208
Other reinsurance income		(1)		(2)		—		—		(20)		—		—		—		—		(23)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		151		252		—		—		579		12,918		—		—		—		13,900

Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1		79,996		1,941		(29,906)		52,032

Total reinsurance income	~~W~~	151	~~W~~	252	~~W~~	—	~~W~~	—	~~W~~	579	~~W~~	12,919	~~W~~	79,996	~~W~~	1,941	~~W~~	(29,906)	~~W~~	65,932

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:

Expected recovery of incurred claims and expenses	~~W~~	(221)	~~W~~	(346)	~~W~~	—	~~W~~	—	~~W~~	(312)	~~W~~	(28,611)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(29,490)

Changes in risk adjustment due to release of risk		(17)		(37)		—		—		(14)		(1,398)		—		—		—		(1,466)
Contractual service margin recognised in profit or loss for the services received		93		(32)		—		—		(170)		(1,705)		—		—		—		(1,814)
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		431		2		—		—		20		—		—		—		—		453

	~~W~~	286	~~W~~	(413)	~~W~~	—	~~W~~	—	~~W~~	(476)	~~W~~	(31,714)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(32,317)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(209)		(140,985)		(2,758)		14,338		(129,614)

Total reinsurance expense		286		(413)		—		—		(476)		(31,923)		(140,985)		(2,758)		14,338		(161,931)

Total insurance service result	~~W~~	60,394	~~W~~	4,387	~~W~~	13,103	~~W~~	13,531	~~W~~	103	~~W~~	250,355	~~W~~	6,511	~~W~~	63,107	~~W~~	(15,615)	~~W~~	395,876

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30.3 Details of other insurance finance income and expenses for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions	~~W~~	—	~~W~~	(238,306)	~~W~~	31,289	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(207,017)
Effect of exchange rate fluctuations		—		(18,697)		(4,562)		—		(12,276)		—		—		(35,535)
Other insurance finance income (expenses)		—		—		—		283		(645)		53		—		(309)

		—		(257,003)		26,727		283		(12,921)		53		—		(242,861)

Insurance finance income (expenses) recognized in other comprehensive income		—		(32,423)		(663,224)		(744,916)		(1,704)		—		—		(1,442,267)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(289,426)	~~W~~	(636,497)	~~W~~	(744,633)	~~W~~	(14,625)	~~W~~	53	~~W~~	—	~~W~~	(1,685,128)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions		—		—		(157)		—		—		—		—		(157)
Effect of exchange rate fluctuations		—		—		(19)		—		9,028		—		—		9,009
Other reinsurance finance income (expenses)		—		—		—		75		(91)		(5)		—		(21)

	~~W~~	—	~~W~~	—	~~W~~	(176)	~~W~~	75	~~W~~	8,937	~~W~~	(5)	~~W~~	—	~~W~~	8,831

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(1,611)		19,433		1,124		—		—		18,946

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	(1,787)	~~W~~	19,508	~~W~~	10,061	~~W~~	(5)	~~W~~	—	~~W~~	27,777

Total	~~W~~	—	~~W~~	(289,426)	~~W~~	(638,284)	~~W~~	(725,125)	~~W~~	(4,564)	~~W~~	48	~~W~~	—	~~W~~	(1,657,351)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

30.3 Details of other insurance finance income and expenses for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions	~~W~~	—	~~W~~	382,226	~~W~~	(102,888)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	279,338
Effect of exchange rate fluctuations		—		(14,896)		(2,528)		—		(5,980)		—		—		(23,404)
Other insurance finance income (expenses)		—		—		—		(3,338)		(1,173)		11		—		(4,500)

		—		367,330		(105,416)		(3,338)		(7,153)		11		—		251,434

Insurance finance income (expenses) recognized in other comprehensive income		—		167,294		1,751,695		1,811,460		1,619		—		—		3,732,068

Total insurance finance income (expenses)	~~W~~	—	~~W~~	534,624	~~W~~	1,646,279	~~W~~	1,808,122	~~W~~	(5,534)	~~W~~	11	~~W~~	—	~~W~~	3,983,502

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions		—		—		(20)		—		—		—		—		(20)
Effect of exchange rate fluctuations		—		—		(11)		—		6,153		—		—		6,142
Other reinsurance finance income (expenses)		—		—		(9)		(1,767)		1,710		17,339		—		17,273

	~~W~~	—	~~W~~	—	~~W~~	(40)	~~W~~	(1,767)	~~W~~	7,863	~~W~~	17,339	~~W~~	—	~~W~~	23,395

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		1,688		(26,753)		(1,064)		—		—		(26,129)

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	1,648	~~W~~	(28,520)	~~W~~	6,799	~~W~~	17,339	~~W~~	—	~~W~~	(2,734)

Total	~~W~~	—	~~W~~	534,624	~~W~~	1,647,927	~~W~~	1,779,602	~~W~~	1,265	~~W~~	17,350	~~W~~	—	~~W~~	3,980,768

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

31. Statement of Cash Flows

31.1 Details of cash and cash equivalents as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Cash	~~W~~	2,223,335	~~W~~	2,439,490
Checks issued by other banks		352,112		123,163
Due from the Bank of Korea		15,314,669		17,520,636
Due from other financial institutions		11,064,950		12,391,461

		28,955,066		32,474,750

Due from financial institutions measured at fair value through profit or loss		123,992		69,469

		29,079,058		32,544,219

Deduction:
Restricted due from financial institutions		(4,429,919)		(4,893,839)
Due from financial institutions with original maturities over three months		(550,712)		(1,115,582)

		(4,980,631)		(6,009,421)

	~~W~~	24,098,427	~~W~~	26,534,798

31.2 Cash inflows and outflows from income tax, interest, and dividends for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Activities	2023		2022
Income tax paid	Operating	~~W~~	195,493	~~W~~	144,595
Interest received	Operating		6,648,075		4,211,962
Interest paid	Operating		2,631,378		1,053,337
Dividends received	Operating		73,944		70,261
Dividends paid	Financing		40,704		22,533

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

32. Contingent Liabilities and Commitments

32.1 Details of acceptances and guarantees as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	173,880	~~W~~	167,538
Others		928,952		918,670

		1,102,832		1,086,208

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		493,895		502,217
Letter of guarantees		41,784		78,414
Bid bond		11,124		19,998
Performance bond		1,159,597		976,008
Refund guarantees		2,676,932		1,705,796
Others		3,330,693		3,485,842

		7,714,025		6,768,275

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		5,040		5,040
Acceptances and guarantees for mortgage		96,261		94,861
Overseas debt guarantees		569,322		509,157
International financing guarantees in foreign currencies		183,101		181,241

		853,724		790,299

		9,670,581		8,644,782

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,868,846		3,042,911
Refund guarantees		1,661,100		1,528,359

		4,529,946		4,571,270

	~~W~~	14,200,527	~~W~~	13,216,052

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

32.2 Details of commitments as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	March 31, 2023		December 31, 2022
Commitments
Corporate loan commitments	~~W~~	52,940,550	~~W~~	51,743,718
Retail loan commitments		53,353,567		51,241,471
Credit line of credit cards		79,975,801		77,825,953
Purchase of other securities		9,731,969		7,357,198

		196,001,887		188,168,340

Financial guarantee contracts
Credit line		7,561,508		7,135,542
Purchase of securities		593,300		371,201

		8,154,808		7,506,743

	~~W~~	204,156,695	~~W~~	195,675,083

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters

a) The Group has 276 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,487,885 million, and 331 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 1,033,778 million, which arose in the normal course of the business, as of March 31, 2023. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~	54,773

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

						Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

	Confirm the absence of debt	1		96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank Co., Ltd. participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	Litigation closure(the plaintiff did not file an appeal within the appeal period, Kookmin Bank has won the case)

	Expropriation of long-term leasehold rights	1		325,950

Kookmin Bank invested assets entrusted by DAOL Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

						Kookmin Bank submitted the response letter and will proceed with the process in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Claim for damages	1	91,200

PT Bank KB Bukopin Tbk requested an auction of TMJ’s (a distressed company) pledged TMJ shares, which NKLI won at the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. However, NKLI was unable to secure management rights or conduct normal business operations after acquiring the TMJ shares due to legal disputes with TMJ (the bankruptcy trustee and court-appointed mine management company), and also lost a lawsuit against the mine management company.

As a result, NKLI alleges that PT Bank KB Bukopin Tbk intentionally failed to disclose the legal issues and associated risks related to the TMJ share purchase and loan handling, which would constitute illegal activity under the law.

					A legal representative has been appointed to handle the case, and the legal proceedings will proceed.

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	37,468

The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.

The Plaintiff’s complaint price was changed to ~~W~~ 37.47 billion due to the Plaintiff’s request to change the purpose and cause of the claim on October 11, 2022.

					First trial is in progress (the pleading resumption has been decided on April 11, 2023, and the 9th pleading is scheduled on September 20, 2023).

b) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters (cont’d)

c) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 1 legal claims filed as a defendant, with an aggregate claim amount of ~~W~~ 51 million as of March 31, 2023 and December 31, 2022. The Group takes out the personal information protection liability insurance as of March 31, 2023.

d) As of March 31, 2023, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.

e) As of March 31, 2023, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others.

f) KB Securities Co., Ltd., as an investment broker, managed the sale of private equity funds and trusts amounting to ~~W~~ 326,500 million, which lends to corporations (borrowers) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund has been suspended due to the breach of contract by local borrowers in Australia; therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the KB Securities Co., Ltd., is a defendant as of March 31, 2023. One of the cases was ruled in 2023, ordering the payment of ~~W~~ 29.8 billion in principal and delayed interest on it; however, the judgment may be changed at the higher court. And the other two cases are still in the first trial.

g) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of March 31, 2023, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 156,100 million. Meanwhile, the KB Securities Co., Ltd., sold ~~W~~ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces four claims filed as a defendant as of March 31, 2023. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

33. Subsidiaries

33.1 Details of major consolidated subsidiaries as of March 31, 2023, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Mar. 31	Banking and foreign exchange transaction

	KB Securities Co., Ltd.	100.00	Korea	Mar. 31	Financial investment

	KB Insurance Co., Ltd.	100.00	Korea	Mar. 31	Non-life insurance

	KB Kookmin Card Co., Ltd.	100.00	Korea	Mar. 31	Credit card and installment financing

	KB Life Insurance Co., Ltd.	100.00	Korea	Mar. 31	Life insurance

	KB Asset Management Co., Ltd.	100.00	Korea	Mar. 31	Collective investment and advisory

	KB Capital Co., Ltd.	100.00	Korea	Mar. 31	Financial Leasing

	KB Real Estate Trust Co., Ltd.	100.00	Korea	Mar. 31	Real estate trust management

	KB Savings Bank Co., Ltd.	100.00	Korea	Mar. 31	Savings banking

	KB Investment Co., Ltd.	100.00	Korea	Mar. 31	Capital investment

	KB Data System Co., Ltd.	100.00	Korea	Mar. 31	Software advisory, development, and supply

	KB Credit Information Co., Ltd.	100.00	Korea	Mar. 31	Collection of receivables or credit investigation

Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Mar. 31	Banking and foreign exchange transaction

	Kookmin Bank (China) Ltd.	100.00	China	Mar. 31	Banking and foreign exchange transaction

	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Microfinance services

	PRASAC Microfinance Institution Plc.	100.00	Cambodia	Mar. 31	Microfinance services

	PT Bank KB Bukopin Tbk	67.00	Indonesia	Mar. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

33.1 Details of major consolidated subsidiaries as of March 31, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

Kookmin Bank	PT Bank Syariah Bukopin	92.78	Indonesia	Mar. 31	Banking

	PT Bukopin Finance	97.03	Indonesia	Mar. 31	Installment financing

	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Banking and foreign exchange transaction

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Mar. 31	Investment advisory and securities trading

	KB Securities Hong Kong Ltd.	100.00	China	Mar. 31	Investment advisory and securities trading

	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	Mar. 31	Investment advisory and securities trading

	KB FINA Joint Stock Company	77.82	Vietnam	Mar. 31	Investment advisory and securities trading

	PT KB VALBURY SEKURITAS	65.00	Indonesia	Mar. 31	Investment advisory and securities trading

	PT.KB Valbury Capital Management	79.00	Indonesia	Mar. 31	Financial investment

KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Mar. 31	Management service

	KBFG Insurance(China) Co., Ltd.	100.00	China	Mar. 31	Non-life insurance

	PT. KB Insurance Indonesia	70.00	Indonesia	Mar. 31	Non-life insurance

	KB Claims Survey & Adjusting	100.00	Korea	Mar. 31	Claim service

	KB Sonbo CNS	100.00	Korea	Mar. 31	Management service

	KB Golden Life Care Co., Ltd.	100.00	Korea	Mar. 31	Service

	KB Healthcare Co., Ltd.	100.00	Korea	Mar. 31	Information and communication

KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00	Korea	Mar. 31	Insurance agent

KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	97.50	Cambodia	Mar. 31	Auto Installment finance

	PT. KB Finansia Multi Finance	80.00	Indonesia	Mar. 31	Auto Installment finance

	KB J Capital Co., Ltd.	50.99	Thailand	Mar. 31	Service

	i-Finance Leasing Plc.	100.00	Cambodia	Mar. 31	Leasing

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Mar. 31	Auto Installment finance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

33.1 Details of major consolidated subsidiaries as of March 31, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

KB Kookmin Card Co., Ltd. KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Mar. 31	Auto Installment finance

Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Mar. 31	Service

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Mar. 31	General advisory

	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Mar. 31	Collective investment

33.2 Details of consolidated structured entities as of March 31, 2023, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 120 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 197 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

33.3 Condensed financial information of major subsidiaries as of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	March 31, 2023						2023
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	512,196,869	~~W~~	478,159,661	~~W~~	34,037,208	~~W~~	49,436,046	~~W~~	931,516	~~W~~	1,281,320
KB Securities Co., Ltd. [1,2]		62,243,422		56,346,317		5,897,105		4,321,240		140,596		123,755
KB Insurance Co., Ltd. [1,2]		35,516,669		29,794,408		5,722,261		3,064,662		253,811		346,148
KB Kookmin Card Co., Ltd.[1]		28,811,283		24,214,362		4,596,921		1,023,991		81,989		72,806
KB Life Insurance Co., Ltd.[1,2,3,4]		30,501,320		26,552,188		3,949,132		969,291		93,673		(132,468)
KB Asset Management Co., Ltd. [1]		322,681		97,850		224,831		53,970		17,972		18,314
KB Capital Co., Ltd. [1,2]		15,503,490		13,355,350		2,148,140		533,705		46,936		47,681
KB Real Estate Trust Co., Ltd. [1]		496,154		106,862		389,292		35,796		18,755		18,755
KB Savings Bank Co., Ltd.		2,995,130		2,722,115		273,015		55,815		(10,954)		(10,979)
KB Investment Co., Ltd. [1]		1,387,135		1,114,528		272,607		15,177		2,320		2,320
KB Data System Co., Ltd. [1]		53,463		30,563		22,900		57,638		306		421
KB Credit Information Co., Ltd.		42,803		25,653		17,150		9,562		59		54

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

33.3 Condensed financial information of major subsidiaries as of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022						2022
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	517,769,512	~~W~~	484,046,253	~~W~~	33,723,259	~~W~~	9,929,905	~~W~~	977,275	~~W~~	585,357
KB Securities Co., Ltd. [1,2]		53,824,246		47,946,933		5,877,313		4,527,172		114,318		112,781
KB Insurance Co., Ltd. [1,2]		34,743,259		29,017,684		5,725,576		2,633,514		201,880		490,240
KB Kookmin Card Co., Ltd.[1]		29,721,017		24,998,215		4,722,802		879,924		118,890		135,361
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) [1,2,3,4]		20,924,583		17,705,417		3,219,166		568,437		14,503		289,537
KB Life Insurance Co., Ltd.		9,065,100		8,430,665		634,435		224,305		(8,984)		7,148
KB Asset Management Co., Ltd. [1]		369,488		102,970		266,518		49,003		11,796		12,185
KB Capital Co., Ltd. [1,2]		16,053,026		13,946,800		2,106,226		452,690		83,314		79,579
KB Real Estate Trust Co., Ltd.		518,980		113,444		405,536		33,573		15,736		15,737
KB Savings Bank Co., Ltd.		3,138,543		2,854,549		283,994		44,382		7,356		7,328
KB Investment Co., Ltd. [1]		1,378,550		1,108,264		270,286		36,215		3,033		3,030
KB Data System Co., Ltd. [1]		63,645		40,570		23,075		45,028		(169)		(173)
KB Credit Information Co., Ltd.		42,219		24,923		17,296		7,833		(1,470)		(1,475)

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.
[3]	Prudential Life Insurance Company of Korea Ltd. and KB Life Insurance Co., Ltd, which were subsidiary companies, have merged in January 2023.
[4]	Prudential Life Insurance Company of Korea Ltd. changed the name to KB Life Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

33.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

33.4.1 The Group has provided payment guarantees of ~~W~~ 5,075,894 million to K plus 1st L.L.C and other consolidated structured entities.

33.4.2 The Group has provided capital commitment to 51 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 2,045,524 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

33.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

33.5 Changes in Subsidiaries

33.5.1 Subsidiaries newly included in consolidation for the three-month period ended March 31, 2023, are as follows:

Company	Reasons of obtaining control
Starroad Alpha PFL General Asset Management Real Estate Investment Trust No.11 and 1 other	Holds more than half of the ownership interests

New star Copper 2nd Co., Ltd. and 10 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Overseas Investment General Asset Management Real Estate Investment Trust and 3 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Global Platform Fund No.2	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

33.5.2 Subsidiaries excluded from consolidation for the three-month period ended March 31, 2023, are as follows:

Company	Reasons of losing control
KB Cheongra Hill Co., Ltd. and 8 others	Termination of the commitments

KB Life Insurance Co., Ltd. and 7 others	Liquidation

KB KBSTAR Treasury Futures 3 Year ETF Trust (Bond-Derivative)	Disposal

KB Global Dynamic Securities Master Investment Trust (Equity-Indirect Type) and 3 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 12 for details of investments in associates and joint ventures.

34.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023		2022
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	1,241	~~W~~	1,289
Korea Credit Bureau Co., Ltd.	Fee and commission income		199		866
	Fee and commission expense		2,081		564
	Insurance income		1		1
	Other operating expenses		4		—
Incheon Bridge Co., Ltd.	Interest income		1,980		849
	Interest expense		150		43
	Fee and commission income		6		5
	Fee and commission expense		2		1
	Insurance income		55		49
	Gains on financial instruments at fair value through profit or loss		52		—
	Losses on financial instruments at fair value through profit or loss		—		1,390
	Reversal of credit losses		—		1
Aju Good Technology Venture Fund	Interest expense		51		14
KB Star Office Private Real Estate Master Fund No.1 *	Interest income		—		91
	Interest expense		—		1
	Fee and commission income		—		107
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		35		—
	Interest income		1,463		—
	Interest expense		164		—
KG Capital Co., Ltd.	General and administrative expenses		2,410		—
	Interest income		221		223
	Fee and commission income		12		13
	Fee and commission expense		1		3
	Insurance income		9		11

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
KG Capital Co., Ltd.	Other operating income	~~W~~	99	~~W~~	175
	Other operating expenses		5		5
	Reversal of credit losses		27		—
	Provision for credit losses		—		4
Food Factory Co., Ltd.	Interest income		34		21
	Interest expense		—		2
	Insurance income		3		2
KB Pre IPO Secondary Venture Fund No.1 *	Fee and commission income		—		8
Acts Co., Ltd.	Insurance income		—		1
POSCO-KB Shipbuilding Fund	Fee and commission income		(18)		46
Paycoms Co., Ltd.	Interest income		2		3
Big Dipper Co., Ltd.	Fee and commission expense		129		181
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		—		1
	Fee and commission income		—		37
KB-TS Technology Venture Private Equity Fund	Fee and commission income		166		63
KB-SJ Tourism Venture Fund	Fee and commission income		131		71
Banksalad Co., Ltd.	Fee and commission income		9		9
	Fee and commission expense		3		6
Iwon Alloy Co., Ltd.	Insurance income		—		1
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		7		12
KB-MDI Centauri Fund LP	Fee and commission income		119		112
Hibiscus Fund LP	Fee and commission income		440		128
RMG-KB BioAccess Fund L.P.	Fee and commission income		80		78
S&E Bio Co., Ltd.	Interest expense		2		—
Contents First Inc.	Interest income		56		—
	Interest expense		35		(8)
	Provision for credit losses		6		—
December & Company Inc.	Insurance income		48		39
GENINUS Inc. *	Interest expense		—		7
	Losses on financial instruments at fair value through profit or loss		—		643
	Provision for credit losses		—		5
Pin Therapeutics Inc.	Interest expense		41		6
Wyatt Corp.	Insurance income		31		38

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	~~W~~	1	~~W~~	1
	Fee and commission income		72		—
Spark Biopharma Inc.Interest expense	Interest expense		144		20
Skydigital Inc.	Fee and commission income		1		1
KB No.18 Special Purpose Acquisition Company *	Losses on financial instruments at fair value through profit or loss		—		1,570
	Interest expense		—		4
KB No.19 Special Purpose Acquisition Company	Losses on financial instruments at fair value through profit or loss		—		32
	Interest expense		—		2
KB No.20 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		132
	Interest expense		—		6
KB No.21 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		66		—
	Interest expense		15		—
KB No.22 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		164		—
KB No.23 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		180		—
	Interest expense		17		—
KB No.24 Special Purpose Acquisition Company	Interest expense		2		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		84		88
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		190		—
COSES GT Co., Ltd.	Interest income		8		5
IDTECK Co., Ltd.	Insurance income		—		1
Desilo Inc.	Interest income		3		2
	Provision for credit losses		3		—
Turing Co., Ltd.	Interest expense		1		—
IGGYMOB Co., Ltd.	Interest expense		—		1
Grinergy Co., Ltd.	Provision for credit losses		1		—
TeamSparta Inc.	Interest expense		55		—
Chabot Mobility Co., Ltd.	Fee and commission expense		414		—
Wemade Connect Co., Ltd.	Insurance income		1		—
	Interest expense		83		—
TMAP Mobility Co., Ltd.	Interest expense		26		—
	Fee and commission expense		257		—
	Provision for credit losses		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
Nextrade Co., Ltd.	Interest expense	~~W~~	718	~~W~~	—
WJ Private Equity Fund No.1	Fee and commission income		2		2
UPRISE, Inc.	Interest expense		—		1
Channel Corporation	Interest expense		26		—
CWhy Inc.	Insurance income		1		—
KB Social Impact Investment Fund	Fee and commission income		64		75
KB-UTC Inno-Tech Venture Fund	Fee and commission income		134		138
KBSP Private Equity Fund No.4	Fee and commission income		—		94
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		551		245
2020 KB Fintech Renaissance Fund	Fee and commission income		37		37
KB Material and Parts No.1 PEF	Fee and commission income		439		87
FineKB Private Equity Fund No.1	Fee and commission income		116		155
Paramark KB Fund No.1	Fee and commission income		32		105
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		321		—
KB Bio Private Equity No.3 Ltd. *	Fee and commission income		—		49
KB-KTB Technology Venture Fund	Fee and commission income		275		—
KB-Solidus Global Healthcare Fund	Fee and commission income		81		107
SwatchOn Inc.	Fee and commission income		—		2
	Interest expense		—		1
Gomi corporation Inc.	Interest income		19		13
	Interest expense		—		1
	Provision for credit losses		22		—
KB Cape No.1 Private Equity Fund	Fee and commission income		73		—
KB-GeneN Medical Venture Fund No.1	Fee and commission income		22		9
KB-BridgePole Venture Investment Fund	Fee and commission income		33		16
KB-Kyobo New Mobility Power Fund	Fee and commission income		19		9

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
KB Co-Investment Private Equity Fund No.1	Fee and commission income	~~W~~	31	~~W~~	—
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		290		—
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		33		—
Others
Retirement pension	Fee and commission income		396		336
	Interest expense		14		5

*	Excluded from the Group’s related party as of March 31, 2023.

Meanwhile, the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ~~W~~ 193,215 million and ~~W~~ 169,977 million for the three-month periods ended March 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		March 31, 2023		December 31, 2022
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,241	~~W~~	1,306
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		128		38
	Deposits		1,980		27,889
	Provisions		1		2
	Insurance contract liabilities		—		1
	Other liabilities		11		—
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		33,000		32,948
	Loans measured at amortized cost (gross amount)		91,536		95,211
	Allowances for credit losses		12		12
	Other assets		537		615
	Deposits		44,388		48,639
	Provisions		18		18
	Insurance contract liabilities		34		89
	Other liabilities		559		446
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		149		154
Aju Good Technology Venture Fund	Deposits		11,092		7,222
	Other liabilities		124		73
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,366		149,294
	Allowances for credit losses		1		1
	Property and equipment		9,241		9,915
	Other assets		8,568		8,591
	Insurance contract liabilities		11		46
	Other liabilities		13,153		14,227
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		628		1,526
	Other liabilities		—		1
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		162		221
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		2,017		2,017
RAND Bio Science Co., Ltd.	Deposits		5		3
	Loans measured at amortized cost (gross amount)		1		—
KG Capital Co., Ltd.	Loans measured at amortized cost (gross amount)		20,034		40,040
	Allowances for credit losses		28		55
	Other assets		60		63
	Deposits		22		10
	Insurance contract liabilities		30		14
	Other liabilities		51		5

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2023		December 31, 2022
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	696	~~W~~	696
	Loans measured at amortized cost (gross amount)		3,327		3,345
	Allowances for credit losses		4		4
	Other assets		17		4
	Deposits		300		664
	Insurance contract liabilities		6		8
	Other liabilities		1		1
POSCO-KB Shipbuilding Fund	Other assets		159		177
Paycoms Co., Ltd.	Financial assets at fair value through profit or loss		1,172		1,172
	Deposits		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		13		18
	Deposits		1		19
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		57		317
Iwon Alloy Co., Ltd.	Deposits		—		1
	Insurance contract liabilities		1		1
Computerlife Co., Ltd.	Deposits		—		3
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		6,384		6,384
	Other liabilities		29		36
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		17		17
Wyatt Corp.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance contract liabilities		45		75
Skydigital Inc.	Deposits		4		10
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		10,470		10,470
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		7,450		7,450
	Loans measured at amortized cost (gross amount)		15		17
	Deposits		15,016		17,534
	Other liabilities		112		91
UPRISE, Inc.	Financial assets at fair value through profit or loss		5,248		5,248
	Deposits		27		27
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2023		December 31, 2022
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		2		7
	Deposits		63		37
Channel Corporation	Financial assets at fair value through profit or loss		18,099		18,099
	Deposits		3,000		3,000
	Other liabilities		14		21
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,025		2,959
	Deposits		2,252		2,263
	Other liabilities		44		29
KB No.22 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,136		1,972
	Deposits		1,923		1,948
	Other liabilities		1		—
KB No.23 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,152		2,971
	Deposits		2,186		2,205
	Other liabilities		39		22
KB No.24 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		7,475		6,975
	Deposits		9,973		9,983
	Other liabilities		3		1
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		895		—
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss		4,930		4,930
	Loans measured at amortized cost (gross amount)		504		506
	Allowances for credit losses		4		4
	Other assets		2		2
	Deposits		761		1,213
CWhy Inc.	Insurance contract liabilities		2		—
Bomapp Inc. *	Deposits		—		1
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		7,000
KB-Solidus Global Healthcare Fund	Other assets		430		350
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,802		3,802
Gomi corporation Inc.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,235		2,234
	Allowances for credit losses		39		17
	Other assets		5		5
	Deposits		81		915

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2023		December 31, 2022
Gomi corporation Inc.	Other liabilities	~~W~~	1	~~W~~	1
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		7		10
	Deposits		7,755		6,419
	Other liabilities		2		—
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		2,133		2,133
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		17		5
Xenohelix Co., Ltd	Financial assets at fair value through profit or loss		2,100		2,100
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Loans measured at amortized cost (gross amount)		10,010		10,017
	Allowances for credit losses		1		1
	Other assets		2		2
	Deposits		2,486		5,010
	Provisions		6		—
	Other liabilities		9		21
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		17,471		17,471
	Other assets		589		470
2020 KB Fintech Renaissance Fund	Other assets		37		37
OKXE Inc.	Financial assets at fair value through profit or loss		800		800
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)		19		15
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		1,213		623
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		40		13
	Financial assets at fair value through profit or loss		5,000		5,000
	Deposits		8,413		6,033
	Other liabilities		25		18

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2023		December 31, 2022
IMBiologics Corp.	Loans measured at amortized cost (gross amount)	~~W~~	3	~~W~~	4
	Financial assets at fair value through profit or loss		5,000		5,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		20	~~W~~	6
	Deposits		104		17
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168	~~W~~	3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		2
	Deposits		8		1
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		2,224		2,788
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		13		15
	Deposits		210		254
Kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		2,490
ZIPDOC Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		653		915
TeamSparta Inc.	Financial assets at fair value through profit or loss		4,001		4,001
	Deposits		13,719		12,502
	Provisions		1		—
	Other liabilities		60		6
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		58		86
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		12,000		12,000
	Loans measured at amortized cost (gross amount)		32		52
	Allowances for credit losses		1		—
	Provisions		3		2
	Deposits		10,137		10,370
	Insurance contract liabilities		1		2
	Other liabilities		28		28

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2023		December 31, 2022
Nextrade Co., Ltd.	Deposits	~~W~~	56,202	~~W~~	56,202
	Other liabilities		981		263
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		29		—
	Deposits		—		30,000
	Other liabilities		137		76
Taeyoungjungkong Co.,Ltd.	Loans measured at amortized cost (gross amount)		48		—
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss		1,499		1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss		4,165		4,165
Grinergy	Loans measured at amortized cost (gross amount)		1		—
	Financial assets at fair value through profit or loss		2,500		2,500
	Provisions		1		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
FineKB Private Equity Fund No.1	Other assets		116		160
Paramark KB Fund No.1	Other liabilities		2		34
December & Company Inc.	Deposits		1		1
	Insurance contract liabilities		127		9
KB Social Impact Investment Fund	Other assets		500		436
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
	Insurance contract liabilities		—		3
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss		1,000		1,000
Hibiscus Fund LP	Financial assets at fair value through profit or loss		10,221		10,221
	Other assets		127		—
	Other liabilities		—		257
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		3,051		2,753
	Other assets		80		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		84		77
KB Co-Investment Private Equity Fund No.1	Other assets		31		191

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2023		December 31, 2022
Key management personnel	Loans measured at amortized cost (gross amount)	~~W~~	6,279	~~W~~	6,299
	Allowances for credit losses		3		3
	Other assets		6		7
	Deposits		21,712		17,618
	Provisions		1		1
	Insurance contract liabilities		2,953		2,374
	Other liabilities		435		387
Others
Retirement pension	Other assets		590		778
	Other liabilities		3,203		10,141

*	Excluded from the Group’s related party as of March 31, 2023, therefore, the remaining outstanding balances with those entities are not disclosed.

34.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	38	~~W~~	128	~~W~~	(38)	~~W~~	128
Incheon Bridge Co., Ltd.		128,159		63		(3,686)		124,536
Star-Lord General Investors Private Real Estate Investment Company No.10		149,294		72		—		149,366
KB Cape No.1 Private Equity Fund		2,017		—		—		2,017
RAND Bio Science Co., Ltd.		—		1		—		1
KG Capital Co., Ltd.		40,040		34		(20,040)		20,034
Food Factory Co., Ltd.		4,041		7		(25)		4,023
Paycoms Co., Ltd.		1,172		—		—		1,172
Big Dipper Co., Ltd.		18		13		(18)		13
RMGP Bio-Pharma Investment Fund, L.P.		6,384		—		—		6,384
RMGP Bio-Pharma Investment, L.P.		17		—		—		17
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		10,470		—		—		10,470
UPRISE, Inc.		5,248		—		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,007		2		(7)		2,002
KB No.21 Special Purpose Acquisition Company		2,959		66		—		3,025

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
KB No.22 Special Purpose Acquisition Company	~~W~~	1,972	~~W~~	164	~~W~~	—	~~W~~	2,136
KB No.23 Special Purpose Acquisition Company		2,971		181		—		3,152
KB No.24 Special Purpose Acquisition Company		6,975		500		—		7,475
KB No.25 Special Purpose Acquisition Company		—		895		—		895
COSES GT Co., Ltd.		5,436		4		(6)		5,434
Channel Corporation		18,099		—		—		18,099
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,802		—		—		3,802
Gomi corporation Inc.		6,234		35		(34)		6,235
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		4,010		7		(10)		4,007
Bluepointpartners Inc.		2,133		—		—		2,133
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		17,294		—		(7)		17,287
KB-MDI Centauri Fund LP		17,471		—		—		17,471
OKXE Inc.		800		—		—		800
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Mantisco Co., Ltd.		3,015		19		(15)		3,019
IMBiologics Corp.		5,004		3		(4)		5,003
Spark Biopharma Inc.		7,467		15		(17)		7,465
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		5,013		40		(13)		5,040
Hibiscus Fund LP		10,221		—		—		10,221
SuperNGine Co., Ltd.		2,002		20		(6)		2,016
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		2,753		298		—		3,051
RMG-KB BP Management Ltd.		77		7		—		84
IGGYMOB Co., Ltd.		5,015		13		(15)		5,013
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		—		2,000
Gushcloud Talent Agency		4,165		—		—		4,165
Grinergy		2,500		1		—		2,501
NexThera Co., Ltd.		2,000		—		—		2,000
Chabot Mobility Co., Ltd.		2,000		—		—		2,000
TeamSparta Inc.		4,001		—		—		4,001
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,052		32		(52)		12,032
TMAP Mobility Co., Ltd		—		29		—		29
Taeyoungjungkong Co., Ltd.		—		55		(7)		48
Key management personnel		6,299		878		(898)		6,279

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	113	~~W~~	(36)	~~W~~	113
Incheon Bridge Co., Ltd.		151,489		9		(6,122)		145,376
KB Star Office Private Real Estate Master Fund No.1 *		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		1,591		—		—		1,591
RAND Bio Science Co., Ltd.		1		1		(1)		1
KG Capital Co., Ltd.		40,074		44		(74)		40,044
Food Factory Co., Ltd.		4,216		6		(30)		4,192
Paycoms Co., Ltd.		1,269		—		—		1,269
Big Dipper Co., Ltd.		17		11		(17)		11
RMGP Bio-Pharma Investment Fund, L.P.		5,423		—		—		5,423
RMGP Bio-Pharma Investment, L.P.		14		—		—		14
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,090		—		—		9,090
UPRISE, Inc.		1,250		3,998		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,006		10		(6)		2,010
KB No.17 Special Purpose Acquisition Company *		1,301		—		(1,000)		301
KB No.18 Special Purpose Acquisition Company *		3,881		—		(1,570)		2,311
KB No.19 Special Purpose Acquisition Company *		2,091		—		(32)		2,059
KB No.20 Special Purpose Acquisition Company *		3,135		132		—		3,267
KB No.21 Special Purpose Acquisition Company		—		1,490		—		1,490
COSES GT Co., Ltd.		5,445		7		(15)		5,437
Bomapp Inc. *		19		—		—		19
Channel Corporation		14,551		—		—		14,551
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,557		—		—		3,557
Gomi corporation Inc.		4,733		1,519		(33)		6,219
Copin Communications, Inc. *		4,801		—		(4,801)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
Go2joy Co., Ltd.	~~W~~	1,200	~~W~~	—	~~W~~	—	~~W~~	1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		—		—		2,000
Bluepointpartners Inc.		2,278		—		—		2,278
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		7,277		—		—		7,277
KB-MDI Centauri Fund LP		9,633		3,639		—		13,272
SwatchOn Inc. *		3,418		68		(73)		3,413
OKXE Inc.		800		—		—		800
GENINUS Inc. *		5,872		31		(660)		5,243
Checkmate Therapeutics Inc.		2,200		—		—		2,200
Mantisco Co., Ltd.		3,001		1		(1)		3,001
IMBiologics Corp.		5,004		3		(4)		5,003
Spark Biopharma Inc.		4,967		2,512		(17)		7,462
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		3,000		2,000		—		5,000
Hibiscus Fund LP		4,731		4,857		—		9,588
SuperNGine Co., Ltd.		1,998		3		(2)		1,999
Desilo Inc.		3,469		—		—		3,469
RMG-KB BioAccess Fund L.P.		353		322		—		675
RMG-KB BP Management Ltd.		7		9		—		16
IGGYMOB Co., Ltd		5,006		19		(6)		5,019
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		—		2,490		—		2,490
ZIPDOC Inc.		—		2,000		—		2,000
Gushcloud Talent Agency		—		3,896		—		3,896
Grinergy		—		2,500		—		2,500
NexThera Co., Ltd.		—		2,000		—		2,000
Key management personnel		4,591		2,727		(1,023)		6,295

*	Excluded from the Group’s related party as of March 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	27,889	~~W~~	—	~~W~~	—	~~W~~	(25,909)	~~W~~	1,980
Incheon Bridge Co., Ltd.		48,639		—		(2,500)		(1,751)		44,388
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		154		—		—		(5)		149
Iwon Alloy Co., Ltd.		1		—		—		(1)		—
Computerlife Co., Ltd.		3		—		—		(3)		—
Skydigital Inc.		10		—		—		(6)		4
Aju Good Technology Venture Fund		7,222		1,323		—		2,547		11,092
KB-KDBC Pre-IPO New Technology Business Investment Fund		317		—		—		(260)		57
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,526		—		—		(898)		628
WJ Private Equity Fund No.1		221		—		—		(59)		162
KG Capital Co., Ltd.		10		—		—		12		22
KB No.21 Special Purpose Acquisition Company		2,263		—		—		(11)		2,252
KB No.22 Special Purpose Acquisition Company		1,948		—		—		(25)		1,923
KB No.23 Special Purpose Acquisition Company		2,205		—		—		(19)		2,186
KB No.24 Special Purpose Acquisition Company		9,983		—		—		(10)		9,973
RAND Bio Science Co., Ltd.		3		—		—		2		5
Food Factory Co., Ltd.		664		—		—		(364)		300
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		19		—		—		(18)		1
Wyatt Corp.		1		—		—		—		1
UPRISE, Inc.		27		—		—		—		27
CellinCells Co., Ltd.		37		—		—		26		63
COSES GT Co., Ltd.		1,213		—		—		(452)		761
Gomi corporation Inc.		915		—		—		(834)		81
S&E Bio Co., Ltd.		6,419		—		—		1,336		7,755
4N Inc.		5		—		—		12		17
Contents First Inc.		5,010		2,000		(4,000)		(524)		2,486
December & Company Inc.		1		—		—		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Mantisco Co., Ltd.	~~W~~	623	~~W~~	—	~~W~~	—	~~W~~	590	~~W~~	1,213
Pin Therapeutics Inc.		6,033		5,001		(3,600)		979		8,413
Spark Biopharma Inc.		17,534		6,031		(8,424)		(125)		15,016
SuperNGine Co., Ltd.		17		—		—		87		104
Desilo Inc.		1		—		—		7		8
Turing Co., Ltd.		2,788		—		—		(564)		2,224
IGGYMOB Co., Ltd.		254		—		—		(44)		210
TMAP Mobility Co., Ltd.		30,000		—		(30,000)		—		—
Nextrade Co., Ltd.		56,202		—		—		—		56,202
ZIPDOC Inc.		915		—		—		(262)		653
TeamSparta Inc.		12,502		—		—		1,217		13,719
Chabot Mobility Co., Ltd.		86		—		—		(28)		58
Wemade Connect Co., Ltd.		10,370		9,500		(7,717)		(2,016)		10,137
Channel Corporation		3,000		3,000		(3,000)		—		3,000
Key management personnel		17,619		5,193		(4,541)		3,441		21,712

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	10,200	~~W~~	—	~~W~~	—	~~W~~	(6,141)	~~W~~	4,059
Incheon Bridge Co., Ltd.		35,487		—		—		11,414		46,901
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		17		—		—		27		44
Computerlife Co., Ltd.		—		—		—		1		1
Skydigital Inc.		85		—		—		(49)		36
Jo Yang Industrial Co., Ltd.		1		—		—		—		1
Aju Good Technology Venture Fund		6,286		—		—		214		6,500
KB-KDBC Pre-IPO New Technology Business Investment Fund		904		—		—		(389)		515
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,524		—		—		(224)		1,300
WJ Private Equity Fund No.1		260		—		—		256		516
KB Star Office Private Real Estate Master Fund No.1 [2]		2,578		—		—		(429)		2,149
KG Capital Co., Ltd.		17		—		—		(11)		6
KB No.17 Special Purpose Acquisition Company [2]		1,687		—		(1,546)		(141)		—
KB No.18 Special Purpose Acquisition Company [2]		2,077		—		—		(25)		2,052
KB No.19 Special Purpose Acquisition Company [2]		1,013		—		(30)		9		992
KB No.20 Special Purpose Acquisition Company [2]		1,681		—		—		(14)		1,667
RAND Bio Science Co., Ltd.		443		—		—		(332)		111
Food Factory Co., Ltd.		839		511		(507)		(239)		604
Acts Co., Ltd. [2]		154		—		—		(153)		1
Paycoms Co., Ltd.		1		—		—		1		2
Big Dipper Co., Ltd.		—		—		—		19		19
Wyatt Corp.		1		—		—		—		1
UPRISE, Inc.		4,001		—		—		(2)		3,999
CellinCells Co., Ltd.		38		—		—		11		49
COSES GT Co., Ltd.		1,939		—		—		(439)		1,500
SwatchOn Inc. [2]		686		—		—		10,194		10,880
Gomi corporation Inc.		3,188		—		—		1,956		5,144

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
S&E Bio Co., Ltd.	~~W~~	263	~~W~~	50	~~W~~	—	~~W~~	(221)	~~W~~	92
KB Pre IPO Secondary Venture Fund No.1 [2]		103		—		—		(103)		—
4N Inc.		39		—		—		(4)		35
Contents First Inc.		12,650		—		(8,700)		(2,650)		1,300
December & Company Inc.		1		—		—		—		1
GENINUS Inc. [2]		34,415		—		—		(9,663)		24,752
Mantisco Co., Ltd.		386		—		—		(249)		137
Pin Therapeutics Inc.		—		15,000		—		3,043		18,043
Spark Biopharma Inc.		6,015		11,500		(1,000)		(836)		15,679
G1 Playground Co., Ltd.		354		—		—		(340)		14
SuperNGine Co., Ltd.		944		—		—		(321)		623
Desilo Inc.		168		—		—		(148)		20
Turing Co., Ltd.		1,054		—		—		199		1,253
IGGYMOB Co., Ltd.		2,938		—		—		(1,398)		1,540
Key management personnel		16,996		4,046		(3,823)		4,474		21,693

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of March 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.5 Details of significant investment and withdrawal transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	979	~~W~~	—	~~W~~	14,231
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *		—		—		—		5
KB Pre IPO Secondary Venture Fund No.1 *		—		—		—		2,625
KB-SJ Tourism Venture Fund		—		—		—		400
Korea Credit Bureau Co., Ltd.		—		90		—		—
KB-Solidus Global Healthcare Fund		—		—		—		14,040
KB SPROTT Renewable Private Equity Fund No.1		—		—		12,247		—
KB Bio Private Equity No.3 Ltd. *		—		—		—		5,100
December & Company Inc.		—		19,171		—		—
KB-TS Technology Venture Private Equity Fund		—		672		—		1,400
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		1,600		—		—
Aju Good Technology Venture Fund		—		3,800		—		—
G payment Joint Stock Company		312		—		—		138
498/7 Owners LLC *		—		—		—		166,851
KB-SOLIDUS Healthcare Investment Fund		—		—		9,000		—
Paramark KB Fund No.1		—		—		660		—
FineKB Private Equity Fund No.1		—		2,141		5,000		3,100
KB-GeneN Medical Venture Fund No.1		—		—		2,000		—
KB-BridgePole Venture Investment Fund		—		—		850		—
KB-Kyobo New Mobility Power Fund		—		—		3,000		—
Star-Lord General Investors Private Real Estate Investment Company No.10		—		363		—		—
KB Co-Investment Private Equity Fund No.1		—		—		2,185		—
Apollo REIT PropCo LLC *		—		—		19,968		—
KB-NP Green ESG New Technology Venture Capital Fund		4,350		—		—		—
KB-Badgers Future Mobility ESG Fund No.1		2,295		—		—		—
Lakewood-AVES Fund No.1		2,000		—		—		—
MW-Pyco NewWave New Technology Investment Fund 4th		2,000		—		—		—
KB No.25 Special Purpose Acquisition Company		5		—		—		—

*	Excluded from the Group’s related party as of March 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.6 Unused commitments provided to related parties as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		March 31, 2023		December 31, 2022
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		472		562
Incheon Bridge Co., Ltd	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		89		89
TeamSparta Inc.	Loan commitments in Korean won		1,000		—
KG Capital Co., Ltd.	Unused lines of credit for credit card		116		110
Food Factory Co., Ltd.	Unused lines of credit for credit card		52		52
KB No.23 Special Purpose Acquisition Company	Unused lines of credit for credit card		12		12
CellinCells Co., Ltd.	Unused lines of credit for credit card		22		17
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		32		27
Gomi corporation Inc.	Unused lines of credit for credit card		15		16
COSES GT Co., Ltd.	Unused lines of credit for credit card		26		24
Spark Biopharma Inc.	Unused lines of credit for credit card		35		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		11		15
IMBiologics Corp.	Unused lines of credit for credit card		20		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		20		14
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		37		35
Pin Therapeutics Inc.	Unused lines of credit for credit card		10		37
Grinergy	Unused lines of credit for credit card		9		10
S&E Bio Co., Ltd.	Unused lines of credit for credit card		43		40

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.6 Unused commitments provided to related parties as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		March 31, 2023		December 31, 2022
Wemade Connect Co., Ltd.	Unused lines of credit for credit card	~~W~~	168	~~W~~	148
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		871		—
Contents First Inc.	Unused lines of credit for credit card		50		—
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		110
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		5,140		5,140
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		864		864
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		15,288		15,288
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-KTB Technology Venture Fund	Purchase of securities		11,200		11,200
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		70,200		70,200
KB Co-Investment Private Equity Fund No.1	Purchase of securities		15,732		15,732
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		40,568		42,863
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		36,300		40,650
FineKB Private Equity Fund No.1	Purchase of securities		9,125		9,125
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		17,832		17,832
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		3,000		3,000
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	4,094,487	USD	4,094,487
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	10,731	USD	10,731
KB-MDI Centauri Fund LP	Purchase of securities	USD	1,744,518	USD	1,744,518
Hibiscus Fund LP	Purchase of securities	MYR	16,666,667	MYR	16,666,667

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.6 Unused commitments provided to related parties as of March 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		March 31, 2023		December 31, 2022
RMG-KB BP Management Ltd.	Purchase of securities	USD	698,979	USD	699,733
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	27,399,354	USD	27,428,899
Key management personnel	Loan commitments in Korean won		2,689		2,354

34.7 Details of compensation to key management personnel for the three-month periods ended March 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	2,139	~~W~~	261	~~W~~	1,103	~~W~~	3,503
Registered directors (non-executive)		290		—		—		290
Non-registered directors		3,994		182		2,751		6,927

	~~W~~	6,423	~~W~~	443	~~W~~	3,854	~~W~~	10,720

(In millions of Korean won)	2022
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	2,153	~~W~~	255	~~W~~	3,008	~~W~~	5,416
Registered directors (non-executive)		270		—		—		270
Non-registered directors		3,719		129		5,112		8,960

	~~W~~	6,142	~~W~~	384	~~W~~	8,120	~~W~~	14,646

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022 (Unaudited), and December 31, 2022

34.8 Details of collateral provided by related parties as of March 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	Assets held as collateral	March 31, 2023		December 31, 2022
Key management personnel	Time deposits and others	~~W~~	581	~~W~~	457
	Real estate		9,034		7,483

As of March 31, 2023, Incheon Bridge Co., Ltd. a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

35. Events after the reporting period

According to the resolution of the board of directors on April 27, 2023, the quarterly dividend per share of ~~W~~ 510 (total dividend: ~~W~~ 195,966 million) with dividend record date of March 31, 2023 were paid on May 11, 2023. The Group’s consolidated financial statements as of March 31, 2023, do not reflect this dividend payable. In addition, according to the resolution of the Board of Directors on February 7, 2023, 5,385,996 treasury shares were retired on April 4, 2023.